Exhibit 99.1

shopify
OLIVIERS & CO.
Deyan Kenarny
Last order
6 days ago
Total spent
$156.22
Average order
$65.54
Paid
Fulfilled
$64.00
$1,268.60
View report
Total sales
$56.00
Textured Cup

2021 YEAR IN REVIEW

Make Commerce **Better for Everyone**

2021 at a Glance

$4.6B Revenue up 57% from 2020

$175B GMV up 47% from 2020

Millions of Merchants

10,000+ Employees

8,000+ Apps in App Store

40,000+ Partners who have referred at least one merchant to Shopify in the past 12 months

$307B Global economic activity enabled by Shopify in 2020

+55% Growth in Research & Development from 2020

Key Achievements

2021

- **Launched** Shop Pay on Facebook
- **Introduced** retail hardware with integrated payments to 6 countries
- **Launched** Shop Pay Installments in the U.S.
- **Expanded** Shopify Shipping to the U.K.
- **Launched** Shopify New York Space
- **Launched** TikTok Shopping
- **Early access** to Shopify Markets
- **Launched** Spotify Channel
- **Launched** Shopify Global ERP Program

2022

[1] At a Glance figures are as of December 31, 2021

[2] Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform and on certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

2021 YEAR IN REVIEW

Shopify helped merchants reach **millions of new buyers...**

The growth of new buyers shopping online with a Shopify merchant remained strong as digital commerce tailwinds continued in 2021.

597 Million Shoppers
457 Million Shoppers
300 Million Shoppers
2022
2021
2020
+31%
+52%

Added accelerated checkout, Shop Pay to Facebook and Instagram

Expansion of new retail POS hardware with integrated payments to 6 new markets

Remi Wolf

Launch of Spotify channel

Cross-border commerce with Shopify Markets (early access)

...wherever they are

...while enabling them to build strong customer relationships and own their brands

New Shop features

- Gift shop minis
- More curated lists
- Search beta
- Post purchase marketing
- Performance analytics

DETOUR
COFFEE ROASTERS
BE WELL, STAY SAFE
We wish everyone well in these challenging times. Our Dundas location is

Continued to build simple, fast, and affordable fulfillment through Shopify Fulfillment Network

New features include demand forecasting, critical alerts, and product bundling, among others.

TikTok Shopping

shop Pay

installments in partnership with affirm

shopify

shop

2021 YEAR IN REVIEW

Entrepreneurship Strong

Entrepreneurship was alive and well in 2021, as millions of entrepreneurs around the world grew their businesses on Shopify. Shopify continued to make it easier for merchants to reach more buyers, build strong customer relationships, and own their brands.

In 2021, more merchants globally launched and started growing their businesses on Shopify, globally.

We increased our mix of merchants outside North America.

These merchants grew their sales faster than merchants in North America compared to 2020.

North America	EMEA	Latin America	APAC
Revenue 71%	Revenue 17%	Revenue 1%	Revenue 10%
Merchants 55%	Merchants 25%	Merchants 5%	Merchants 15%

More than 10,000+ employees around the world are helping to catalyze **entrepreneurship everywhere**.

2021 YEAR IN REVIEW

Consolidated Financial Statements
December 31, 2021

Management’s Annual Report on Internal Control Over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.
We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2021. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2021.
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.
February 16, 2022
/s/ Tobias Lütke
Tobias Lütke
Chief Executive Officer
/s/ Amy Shapero
Amy Shapero
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Shopify Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Shopify Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible senior notes in 2021.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue recognition - Principal versus Agent Considerations
As described in note 3 to the consolidated financial statements, management follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, management determines whether the Company has promised to provide the service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). As disclosed by management, this determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from Shopify Shipping, the sale of apps, the sale of themes, card services from Shopify Balance and Shop Pay Installments on a net basis as the Company is not primarily responsible for the fulfillment of the promised service, does not have control of the promised service, and does not have full discretion in establishing prices for the promised service and therefore is the agent in the arrangement with customers. All other revenue is reported on a gross basis, as management has determined it is the principal in the respective arrangements. Revenue reported on a gross basis makes up a significant portion of total revenues of $4,612 million.
The principal considerations for our determination that performing procedures relating to Revenue recognition – Principal versus Agent Considerations is a critical audit matter are 1) that there was significant judgment applied by management, in some instances, in assessing whether the Company i) was primarily responsible for the fulfillment of the promised service, ii) had control of the promised service, and iii) had full discretion in establishing prices for the promised service, and 2) a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the results of those procedures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination as to whether the Company had promised to provide the service as principal or as an agent. These procedures also included, among others, testing the reasonableness of management’s determination as to whether the Company had promised to provide the service as principal or as an agent, which included assessing whether the Company was primarily responsible for the fulfillment of the promised service, had control of the promised service, and had full discretion in establishing pricing by considering the contractual terms with merchants, on a sample basis, and agreements with service providers, where applicable, and considering whether these conclusions were consistent with evidence obtained in other areas of the audit.
/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Ottawa, Canada
February 16, 2022

We have served as the Company’s auditor since 2011.

Shopify Inc.
Consolidated Balance Sheets
Expressed in US $000’s except share amounts
		As at
	Note	December 31, 2021 $	December 31, 2020 $
Assets
Current assets
Cash and cash equivalents	4	2,502,992	2,703,597
Marketable securities	5	5,265,101	3,684,370
Trade and other receivables, net	7	192,209	120,752
Merchant cash advances, loans and related receivables, net	8	470,722	244,723
Income taxes receivable	21	5,023	56,067
Other current assets	9	103,273	68,247
		8,539,320	6,877,756
Long-term assets
Property and equipment, net	10, 23	105,526	92,104
Right-of-use assets, net	11	196,388	119,373
Intangible assets, net	12	138,496	135,676
Deferred tax assets	21	48,369	52,677
Equity and other investments (including $3,412,166 and $nil, carried at fair value)	5, 6	3,955,545	173,454
Goodwill	13	356,528	311,865
		4,800,852	885,149
Total assets		13,340,172	7,762,905
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	14	456,688	300,795
Income taxes payable	21	13,505	19,677
Deferred revenue	15	216,792	107,809
Lease liabilities	11	15,748	10,051
		702,733	438,332
Long-term liabilities
Deferred revenue	15	162,932	21,006
Lease liabilities	11	246,776	144,836
Convertible senior notes	3, 16	910,963	758,008
Deferred tax liabilities	21	183,427	—
		1,504,098	923,850
Commitments and contingencies	11, 18
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 113,954,492 and 110,929,570, issued and outstanding; unlimited Class B multiple voting shares authorized, 11,942,667 and 11,599,301 issued and outstanding	19	8,040,099	6,115,232
Additional paid-in capital		161,074	261,436
Accumulated other comprehensive (loss) income	20	(5,974)	8,770
Retained earnings		2,938,142	15,285
Total shareholders’ equity		11,133,341	6,400,723
Total liabilities and shareholders’ equity		13,340,172	7,762,905
On Behalf of the Board:
“/s/ Tobias Lütke”	“/s/ Colleen Johnston”
Tobias Lütke	Colleen Johnston
Chair, Board of Directors	Chair, Audit Committee
The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Income
Expressed in US $000’s, except share and per share amounts
		Years ended
	Note	December 31, 2021 $	December 31, 2020 $
Revenues
Subscription solutions	23	1,342,334	908,757
Merchant solutions	23	3,269,522	2,020,734
		4,611,856	2,929,491
Cost of revenues
Subscription solutions		264,351	193,532
Merchant solutions		1,866,361	1,194,439
		2,130,712	1,387,971
Gross profit		2,481,144	1,541,520
Operating expenses
Sales and marketing		901,557	602,048
Research and development		854,383	552,127
General and administrative	10, 11	374,844	245,343
Transaction and loan losses		81,717	51,849
Total operating expenses		2,212,501	1,451,367
Income from operations		268,643	90,153
Other income, net
Interest income		15,356	23,434
Interest expense	16	(3,493)	(9,085)
Net unrealized gain on equity and other investments	6	2,859,800	135,193
Foreign exchange gain		286	669
Total other income, net		2,871,949	150,211
Income before income taxes		3,140,592	240,364
(Provision for) recovery of income taxes	21	(225,933)	79,145
Net income		2,914,659	319,509

Net income per share attributable to shareholders:
Basic	22	$23.38	$2.67
Diluted	22	$22.90	$2.59

Weighted average shares used to compute net income per share attributable to shareholders:
Basic	22	124,658,891	119,569,705
Diluted	22	127,364,735	123,463,274

Other comprehensive (loss) income
Unrealized (loss) gain on cash flow hedges	20	(20,061)	10,510
Tax effect on unrealized (loss) gain on cash flow hedges	20	5,317	(2,786)
Total other comprehensive (loss) income		(14,744)	7,724
Comprehensive income		2,899,915	327,233
The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Changes in Shareholders’ Equity
Expressed in US $000’s except share amounts
		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings (Accumulated Deficit) $	Total $
	Note	Shares	Amount $
As at December 31, 2019		116,428,975	3,256,284	62,628	1,046	(304,224)	3,015,734
Exercise of stock options		1,530,759	115,331	(44,522)	—	—	70,809
Stock-based compensation		—	—	246,940	—	—	246,940
Vesting of restricted share units		1,176,637	162,420	(162,420)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $46,553, net of tax of $2,606	19	3,392,500	2,581,197	—	—	—	2,581,197
Equity component of the convertible senior notes, net of offering costs of $1,994, net of tax of $112	16	—	—	158,810	—	—	158,810
Net income and comprehensive income for the year		—	—	—	7,724	319,509	327,233
As at December 31, 2020		122,528,871	6,115,232	261,436	8,770	15,285	6,400,723
Adjustment related to the adoption of ASU 2020-06, Debt	3	—	—	(158,810)	—	8,198	(150,612)
As at January 1, 2021		122,528,871	6,115,232	102,626	8,770	23,483	6,250,111
Exercise of stock options		1,494,840	166,057	(57,463)	—	—	108,594
Stock-based compensation		—	—	330,763	—	—	330,763
Vesting of restricted share units		693,448	214,852	(214,852)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $7,742, net of tax of $2,790	19	1,180,000	1,543,958	—	—	—	1,543,958
Net income and comprehensive income for the year		—	—	—	(14,744)	2,914,659	2,899,915
As at December 31, 2021		125,897,159	8,040,099	161,074	(5,974)	2,938,142	11,133,341
The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Cash Flows
Expressed in US $000’s
		Years ended
	Note	December 31, 2021 $	December 31, 2020 $
Cash flows from operating activities
Net income for the year		2,914,659	319,509
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation		66,308	70,060
Stock-based compensation	19	330,763	246,940
Amortization of debt offering costs	16	2,343	8,756
Impairment of right-of-use assets and leasehold improvements	10, 11	30,145	31,623
Provision for transaction and loan losses		43,781	27,282
Deferred income tax expense (recovery)	21, 25	190,963	(44,801)
Revenue related to non-cash consideration	25	(58,380)	(3,814)
Net unrealized gain on equity and other investments	6	(2,859,800)	(135,193)
Unrealized foreign exchange loss (gain)		4,570	(1,689)
Changes in operating assets and liabilities:
Trade and other receivables		(72,300)	(29,146)
Merchant cash advances, loans and related receivables		(266,077)	(112,721)
Other current assets		(50,151)	(11,404)
Non-cash consideration received in exchange for services	6	(268,058)	(24,710)
Accounts payable and accrued liabilities		138,175	118,588
Income taxes receivable and payable	25	45,263	(103,087)
Deferred revenue	25	309,289	69,969
Lease assets and liabilities		2,935	(1,204)
Net cash provided by operating activities		504,428	424,958
Cash flows from investing activities
Purchase of marketable securities		(7,337,366)	(5,600,207)
Maturity of marketable securities		5,750,224	3,721,405
Purchase of equity and other investments	6	(650,233)	(11,051)
Acquisitions of property and equipment		(50,788)	(41,733)
Acquisition of businesses, net of cash acquired	24	(59,627)	—
Acquisitions of intangible assets		—	(262)
Net cash used in investing activities		(2,347,790)	(1,931,848)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	19	1,541,168	2,578,591
Proceeds from the exercise of stock options		108,594	70,809
Proceeds from convertible senior notes, net of underwriting fees and offering costs	16	—	907,950
Net cash provided by financing activities		1,649,762	3,557,350
Effect of foreign exchange on cash and cash equivalents		(7,005)	3,221
Net (decrease) increase in cash and cash equivalents		(200,605)	2,053,681
Cash and cash equivalents – Beginning of Year		2,703,597	649,916
Cash and cash equivalents – End of Year		2,502,992	2,703,597
Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		26,166	21,753
Lease liabilities arising from obtaining right-of-use assets		118,091	29,820
Acquired property and equipment remaining unpaid		8,052	1,881
Cash (recovered from) paid for income taxes, net		(10,466)	69,534
Cash paid for interest		1,287	—
The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
1.	Nature of Business
Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere. The Company’s software enables merchants to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.
Founded in Ottawa, Canada, the Company’s principal place of business is the internet.
2.	Basis of Presentation and Consolidation
These consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries including, but not limited to: Shopify International Limited, incorporated in Ireland; Shopify Commerce Singapore Pte. Ltd., incorporated in Singapore; and Shopify LLC, Shopify Payments (USA) Inc. and Shopify Holdings (USA) Inc., incorporated in the state of Delaware in the United States. All intercompany accounts and transactions have been eliminated upon consolidation.
These consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), including the applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding financial reporting.
3.	Significant Accounting Policies
Use of Estimates
The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and merchant cash advances and loans; inputs used to fair value acquired intangible assets and equity and other investments in private companies and debt securities; estimates involved in evaluating the recoverability of the Company’s right-of-use assets and leasehold improvements, including, but not limited to, the estimated useful lives of right-of-use assets and leasehold improvements; the incremental borrowing rate applied to lease payments; and the probability and amount of loss contingencies.
Revenue Recognition
The Company’s sources of revenue consist of subscription solutions and merchant solutions.
The Company principally generates subscription solutions revenue through the sale of subscriptions to the platform. The Company also generates additional subscription solutions revenues from the sale of subscriptions to the Point-of-Sale (POS) Pro offering for brick and mortar merchants, the sale of themes and apps, the registration of domain names, and the collection of variable platform fees. The Company generates merchant solutions revenue by providing additional services to merchants to increase their use of the platform. The Company earns merchant solutions revenue relating to Shopify Payments, Shopify Shipping, other transaction

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
services, referral fees, the sale of POS hardware, advertising revenue on the Shopify App Store, Shopify Email, Shopify Capital, Shop Pay Installments, Shopify Balance, Shopify Fulfillment Network, collaborative warehouse fulfillment solutions, non-cash consideration obtained for services rendered as part of strategic partnerships, and Shopify Markets.
Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.
The Company recognizes revenue to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•	Identify the contract with a customer;
•	Identify the performance obligations in the contract;
•	Determine the transaction price;
•	Allocate the transaction price; and
•	Recognize revenue when, or as, the Company satisfies a performance obligation.
The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Company recognizes revenue from Shopify Shipping, the sale of apps, the sale of themes, card services from Shopify Balance and Shop Pay Installments on a net basis as the Company is not primarily responsible for the fulfillment of the promised service, does not have control of the promised service, and does not have full discretion in establishing prices for the promised service and therefore is the agent in the arrangement with customers. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the respective arrangements. In the fourth quarter of 2021, the Company commenced recognizing revenue for the sale of themes on a net basis (as an agent) as a result of revised contract terms with its theme partners.
Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.
The Company’s arrangements with customers can include multiple performance obligations, which may consist of some or all of the Company’s subscription solutions. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under Topic 606. In the case of subscription solutions, the Company has determined that merchants can benefit from the service on its own, and that the service being provided to the merchant is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the subscription solution, custom themes, feature-enhancing apps and unique domain names. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. In the case of merchant solutions, the transaction price for each performance obligation is based on the observable standalone selling price for each performance obligation. The transaction price for multiple merchant solutions is never a bundled price, therefore a relative allocation is not required.
The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription solutions include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
determination of standalone selling prices is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.
The Company generally receives payment from its merchants at the time of invoicing. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 30 days of the invoice date. In instances where timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined our contracts do not include a significant financing component.
Subscription Solutions
Subscription revenue from the sale of subscriptions to the platform is recognized over time on a ratable basis over the contractual term. The contract terms are monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Certain subscription contracts have a transaction price that includes a variable component that is based on the merchants’ volume of sales. In such cases, the Company uses the exception to the general principles for accounting for variable consideration, which allows it to recognize revenue when the merchant’s sale occurs and the performance obligation has been satisfied. Subscription revenue from the sale of POS Pro subscriptions is recognized over time on a ratable basis over the monthly or annual contractual term. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.
Revenue from the sale of separately priced themes and apps is recognized at a point in time, when the arrangement between the merchant and partner is established. Revenue from the sale of rights to use a domain name that is sold separately, is recognized ratably over time, over the contractual term, which is generally an annual term. Revenue from themes, apps and domains have been classified within subscription solutions on the basis that they are products sold at the time the merchant initially enters into the subscription services arrangement or because the customer purchases the right to use the product over the term of the contract, similar to a subscription.
Merchant Solutions
Revenues earned from Shopify Payments related to payment processing fees and currency conversion fees, Shopify Shipping related to the sale of shipping labels, other transaction services, and referral fees are recognized at a point in time, at the time of the transaction. For the sale of POS hardware, revenue is recognized at a point in time, based on when ownership passes to the merchant, in accordance with the shipping terms. Advertising revenue on the Shopify App Store is recognized at a point in time as merchants click on the advertised apps. Shopify Email revenue is recognized at a point in time based on the merchants’ volume of emails sent.
The Company also earns revenue from Shopify Capital, a merchant cash advance (MCA) and loan program for eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant’s future receivables, or making a loan, to help assess collectibility. Under Shopify Capital, the Company purchases a designated amount of future receivables at a discount or makes a loan, and the merchant remits a fixed percentage of their daily sales to the Company, until the outstanding balance has been fully remitted. Certain merchant cash advances and loans are facilitated by the Company and originated by a bank partner, from whom the Company then purchases the merchant cash advances and loans obtaining all rights, title, and interest or discount for a fee calculated as a percentage of the merchant cash advance or loan’s principal. In the years ended December 31, 2021 and 2020, these purchases added up to $127,037 and $nil, respectively, of merchant cash advances and loans to Shopify merchants. Revenues for Shopify Capital are earned in accordance with the description below and are presented net of any deferred origination fees which are amortized over the contractual or expected term of the MCA or loan. For Shopify Capital MCA’s, the Company applies a percentage of the remittances collected against the merchant’s

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, the Company calculates an expected repayment date. Using the merchant’s contractual or expected repayment date, the Company calculates an effective interest rate based on the merchant’s expected future payment volume to determine how much of a merchant’s repayment to recognize as revenue and how much to apply against the merchant’s receivable balance. In the years ended December 31, 2021 and 2020, $19,496 and $12,167, respectively, of revenue recognized as merchant solutions revenue required the application of an effective interest rate, per ASC 310.
Revenues earned from Shop Pay Installments, a “buy now pay later” product, are recognized at a point in time when a merchant makes a sale using this product, and is based on a percentage of the total order value. The Company earns and recognizes a portion of the revenue from each merchant sale, with the majority of revenue earned and recognized by the Company’s third-party provider that bears the buyer underwriting and buyer credit risk associated with the product.
Revenues earned from Shopify Balance, our money management product, are recognized at the time of the transaction as the card is used, with cash back rewards earned through the program netted against revenue.
Revenues earned from Shopify Fulfillment Network related to warehouse storage and outbound shipping are recognized over time, as merchants receive and consume the benefits obtained from the warehouse storage service and shipping service, respectively. Revenues related to picking, packaging, and preparing orders for shipment are recognized once the services have been rendered. In some instances, the Company offers an all-in fulfillment service that combines warehouse storage, picking, packaging and preparing orders for shipment, and outbound shipping. This all-in fulfillment service revenue is recognized over time from the point the Company receives and inbounds the product up to delivery to the end-customer.
Revenues earned from providing cloud-based software on collaborative warehouse fulfillment solutions are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.
In connection with certain revenue contracts with customers, the Company, from time to time, receives non-cash consideration in the form of equity investments in the customer as a component of the transaction price. When the transaction price includes non-cash consideration, the non-cash consideration is measured as the fair value at the inception of the contract, and any changes in fair value of the equity investments after contract inception are excluded from revenue, and classified as “other income, net” in the consolidated statement of operations and comprehensive income. The estimated fair value of such consideration is determined using multiple valuation techniques, including the income approach and the market approach. As the Company is required to provide referral services and other services to support the partners’ merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts, which are typically three to seven years in length.
In addition, the Company integrates services to centralize the platform’s cross-border capabilities and enable merchants to penetrate the global commerce market through Shopify Markets. Shopify Markets leverages the Company’s existing transactional services and partnerships from which the Company earns referral fees to provide a tailored experience for each market. Revenues earned are recognized in accordance with the preceding paragraphs.
Capitalized Contract Costs
As part of obtaining contracts with certain merchants, the Company incurs upfront costs such as sales commissions. The Company capitalizes these contract costs, which are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the contract asset relates, which is generally on a straight-line basis over the estimated life of the merchant relationship. In some instances, the Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
management at the end of each reporting period as additional information becomes available. For certain contracts where the amortization period of the contract costs would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred and not consider the time value of money.
Cost of Revenues
The Company’s cost of revenues related to subscription solutions consist of third-party infrastructure, hosting costs and other direct costs, an allocation of costs incurred by both the operations and support functions, credit card fees related to billing our merchants, payments for domain registration, amortization of acquired intangible assets, amortization of internally developed software costs and, until the end of the third quarter of 2021, the costs of themes.
The Company’s cost of revenues related to merchant solutions includes payment processing and interchange fees related to Shopify Payments, credit card fees related to billing its merchants, product costs associated with expanding our product offerings, including Shopify Balance, amortization of acquired intangible assets relating mostly to the acquired 6 River Systems, LLC (6RS) technology, amortization of internally developed software costs, POS hardware costs, third-party infrastructure and hosting costs, and an allocation of costs incurred by both the operations and support functions. Merchant solutions cost of revenues also includes costs associated with warehouse storage, outbound shipping, picking, packaging, and the preparation of orders for shipment as part of the Shopify Fulfillment Network offering, and materials and third-party manufacturing costs associated with 6RS for those fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues.
Software Development Costs
Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation, and corporate overhead allocations, including depreciation.
The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related to the development of its software platform that is hosted by the Company and accessed by its merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. The Company starts to capitalize all direct and incremental costs incurred during the application development phase when it is probable the expenditures will result in additional features and functionality. Capitalization ceases once the additional features and functionality are put into service. Capitalized costs are recorded as part of intangible assets in the consolidated balance sheets and are amortized on a straight-line basis over their estimated useful lives of two or three years. Costs that meet the criteria for capitalization were not material for the periods presented. Maintenance costs are expensed as incurred.
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs included in sales and marketing expenses during the years ended December 31, 2021 and 2020 were $420,088 and $240,555 respectively.
Leases
The Company accounts for leases by first determining if an arrangement is a lease, or contains a lease, at inception. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted for as a

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
reduction of lease liabilities if they have not yet been received. The Company’s lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.
The carrying values of right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value. For right-of-use assets that are impaired, the remaining carrying value of the right-of-use assets are amortized on a straight line basis over the remaining term of the lease.
The Company’s lease agreements include lease and non-lease components, which are accounted for separately under Topic 842, Leases. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities, and are recorded in the period in which the obligation for the payment is incurred.
The Company subleases certain leased office space and recognizes sublease income on a straight-line basis over the sublease term. Sublease payments received for variable lease costs will be recorded as income, as earned. The Company recognizes sublease income as an offset to lease expense in the consolidated statements of operations and comprehensive income.
Stock-Based Compensation
The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the consolidated statements of operations and comprehensive income as an operating expense over the requisite service period.
The fair value of stock options is determined using the Black-Scholes option-pricing model, single option approach. An estimate of forfeitures is applied when determining compensation expense. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. All shares issued under the Company’s Fourth Amended and Restated Stock Option Plan (Legacy Option Plan), the Second Amended and Restated Stock Option Plan (SOP), and the Second Amended and Restated Long Term Incentive Plan (LTIP), and 6 River Amended and Restated Stock Option and Grant Plan are from treasury.
The fair value of restricted share units (RSUs) is measured using the fair value of the Company’s shares as if the RSUs were vested and issued on the grant date. An estimate of forfeitures is applied when determining compensation expense. All shares issued under the Company’s LTIP are from treasury.
Income Taxes
Income tax expense includes Canadian, U.S., and foreign income taxes.
Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. The Company considers many factors when assessing the likelihood of future realization of our deferred tax assets, including its recent cumulative loss experience and expectations of future earnings, capital gains and investment in the applicable jurisdiction, the carry-forward periods available to it for tax reporting purposes, and other relevant factors.
The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
Earnings Per Share
Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year.
The Company uses the treasury stock method for calculating the effect of dilutive potential common stock from employee stock options and employee RSUs. This method requires that dilutive effect be calculated as if all dilutive potential common stock had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common stock of the Company at the average fair value of the common stock during the year.
The Company uses the if-converted method for calculating the effect of dilutive potential common stock from its 0.125% convertible senior notes due 2025 (the “Notes”). If the effect of the if-converted method is dilutive, net earnings are adjusted for the after-tax effect of debt interest relating to the Notes and the amount of dilutive potential common stock are included in the total number of shares used to compute diluted earnings per share. If the effect of the if-converted method is anti-dilutive, no adjustments are made to net earnings or the total number of shares used to compute diluted earnings per share. The Company applies this method by using the common stock issuable upon conversion determined by the end-of-period conversion price.
Foreign Currency Translation and Transactions
The functional and reporting currency of the Company and its subsidiaries is the USD. Monetary assets and liabilities denominated in foreign currencies are re-measured to USD using the exchange rates at the consolidated balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in USD using historical exchange rates. Revenues and expenses are measured using the actual exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded in the Company’s consolidated statements of operations and comprehensive income as foreign exchange gain (loss), with the exception of foreign exchange forward contracts used for hedging which are re-measured in other comprehensive income (loss) and the gain (loss) is then reclassified into earnings to either cost of revenue or operating expenses in the same period, or periods, during which the hedged transaction affects earnings.
Cash and Cash Equivalents
The Company considers all short-term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents.
Marketable Securities
The Company’s marketable securities consist of U.S. and Canadian federal bonds and agency securities, U.S. term deposits, and corporate bonds and commercial paper, and mature within 12 months from the date of purchase. Marketable securities are classified as held-to-maturity at the time of purchase and this classification is re-evaluated as of each consolidated balance sheet date. Held-to-maturity securities represent those securities that the Company has both the positive intent and ability to hold to maturity and are carried at amortized cost. Interest on these securities, as well as amortization/accretion of premiums/discounts, are included in interest income. Marketable securities are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company would be required to sell the securities before the recovery of their remaining amortized cost basis. Realized gains and losses determined to be other than temporary are determined based on the specific identification method and are reported in other income (expense) in the consolidated statements of operations and comprehensive income.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
Equity and Other Investments
Strategic investments are a part of the Company’s strategy and use of capital, expanding its expertise and building strong partnerships around strategic initiatives. The Company holds equity and other investments in public companies with readily determinable fair values, as well as in private companies without readily determinable fair values. Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date and any movements in the fair value are recognized into net income. Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative). The Company also holds an investment in convertible notes of a private company which is classified as an available-for-sale debt security, for which the Company has elected to account for under the fair value option. The investment is carried at fair value at each balance sheet date and any movements in the fair value are recognized in net income.
The Company evaluates each investee to determine if the investee is an equity investment for which the company has significant influence. As of December 31, 2021 and 2020, there were no such investments. The Company also evaluates each investee to determine if the investee is a variable interest entity and, if so, whether the Company is the primary beneficiary of the variable interest entity. The Company has determined, as of December 31, 2021 and 2020, that there were no variable interest entities required to be consolidated in the Company’s consolidated financial statements.
Fair Value Measurements
The carrying amounts for cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, loans, trade accounts payable and accruals, and employee-related accruals approximate fair value due to the short-term maturities of these instruments.
The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance, using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Fair Value Option
The guidance in ASC 815, Derivatives and Hedging, provides a fair value option election that allows entities to make an irrevocable election to not separate embedded derivatives from their host contract and to fair value the hybrid instrument upon initial recognition and subsequent measurement dates for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis and must be applied to an entire instrument and is irrevocable once elected. The Company has elected to apply the fair value option to its investment in convertible notes in a private company. The fair value election was made in order to maintain consistency in presentation across equity and other investments.
Derivatives and Hedging
The majority of the Company’s derivative products are foreign exchange forward contracts, which are designated as cash flow hedges of foreign currency forecasted expenses. By their nature, derivative financial

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
instruments involve risk, including the credit risk of non-performance by counterparties. The Company may hold foreign exchange forward contracts to mitigate the risk of future foreign exchange rate volatility related to future Canadian dollar (CAD) and Great Britain pounds (GBP) denominated costs and current and future obligations.
The Company’s foreign currency forward contracts generally have maturities of twelve months or less. The critical terms match method is used when the key terms of the hedging instrument and that of the hedged item are aligned; therefore, the changes in fair value of the forward contracts are recorded in accumulated other comprehensive income (AOCI). The effective portion of the gain or loss on each forward contract is reported as a component of AOCI and reclassified into earnings to either cost of revenue or operating expense in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of the gains or losses, if any, is recorded immediately in other income (expense).
For hedges that do not qualify for the critical terms match method of accounting, a formal assessment is performed to verify that derivatives used in hedging transactions continue to be highly effective in offsetting the changes in fair value or cash flows of the hedged item. Hedge accounting is discontinued if a derivative ceases to be highly effective, matures, is terminated or sold, if a hedged forecasted transaction is no longer probable of occurring, or if the Company removes the derivative’s hedge designation. For discontinued cash flow hedges, the accumulated gain or loss on the derivative remains in AOCI and is reclassified into earnings in the period in which the previously hedged forecasted transaction impacts earnings or is no longer probable of occurring.
In addition, the Company has a master netting agreement with each of the Company’s counterparties, which permits net settlement of multiple, separate derivative contracts with a single payment. The Company presents its derivative instruments on a net basis in the consolidated financial statements.
Provision for Credit Losses Related to Merchant Cash Advances and Loans
Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the balance sheet date, net of an allowance for expected credit losses. The Company estimates the provision based on an assessment of various factors, including historical trends, merchants’ gross merchandise volume (GMV), supportable forecasted information and other factors, including macroeconomic factors, that may affect the merchants’ ability to make future payments on the receivables. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive income. Recoveries are reflected as a reduction in the allowance for credit losses related to merchant cash advances and loans when the recovery occurs.
Provision for Transaction Losses Related to Shopify Payments, Shop Pay Installments, and Shopify Balance
Shopify Payments, Shop Pay Installments, and Shopify Balance losses arise from unrecovered merchant transactions due to returns and disputes. Shopify Balance may also incur losses when a merchant account experiences unauthorized transactions where funds cannot be recovered or reversed. The Company estimates the provision based on an assessment of various factors, including historical trends, GMV (facilitated using Shopify Payments and Shop Pay Installments including those managed using Shopify Balance), supportable forecasted information and other factors that may increase the volume of losses. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive income.
Loss Contingencies
The Company records accruals for loss contingencies when losses are probable and reasonably estimable. The Company evaluates developments in legal matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Significant judgment is required to determine both

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
probability and the estimated amount of a loss or potential loss. The Company may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.
Convertible Senior Notes
The Company accounts for the Notes at amortized cost as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less debt offering costs, plus any amortization of offering costs. Offering costs are being amortized to interest expense over the term of the Notes using the effective interest rate method.
Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Computer equipment and fulfillment robots are depreciated over the lesser of three years and their estimated useful lives while furniture and equipment is depreciated over four years and warehouse equipment is depreciated over 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases, which range from one to fifteen years.
The carrying values of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.
Intangible Assets
Intangible assets are stated at cost, less accumulated amortization and impairment. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Purchased software is amortized over a three-year period, acquired technology is amortized over a two to nine year period, acquired customer relationships are amortized over a two- to five-year period, capitalized software development costs are amortized over a two- to three-year period, and other intangible assets are amortized over a three- to ten-year period. Amortization is recorded into cost of revenues and operating expenses, depending on the nature of the asset.
The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.
Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually. Should certain events or indicators of impairment occur between annual impairment tests, the

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
Company will perform the impairment test as those events or indicators occur. Examples of such events or circumstances include the following: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s fair value; a significant adverse change in the business climate; and slower growth rates.
Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting unit, and changes in the Company’s fair value. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill. This is done by comparing the fair value of the reporting unit with the carrying value of the reporting unit that includes goodwill. If the fair value of the reporting unit is greater than its carrying value, including goodwill, no impairment results. If the fair value of the reporting unit is less than its carrying value, including goodwill, an impairment loss would be recognized in the consolidated statements of operations and comprehensive income in an amount equal to that difference, limited to the total amount of goodwill allocated to that reporting unit. The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.
Business Combinations
The Company follows the acquisition method to account for business combinations in accordance with ASC 805, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations and comprehensive income.
Segment Information
The Company’s chief operating decision maker (CODM) is a function comprised of three executives, specifically the Chief Executive Officer, the President and the Chief Financial Officer. The CODM is the highest level of management responsible for assessing Shopify’s overall performance, and making operational decisions such as resource allocations related to operations, product prioritization, and delegations of authority. Management has determined that the Company operates in a single operating and reportable segment.
Concentration of Credit Risk
The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, equity and other investments, debt securities and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada (EDC), a wholly-owned corporation of the Government of Canada, who is AAA rated as at December 31, 2021. The Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the consolidated statements of operations and comprehensive income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer’s maximum liability under the policies, the majority of the Company’s gross outstanding balance of merchant cash advances and loans as at December 31, 2021 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. The Company mitigates the risks associated with its equity and other investments and debt securities through its diligence process performed prior to investing. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential ongoing effects from the novel coronavirus (COVID-19) on the Company’s credit risk have been considered and have resulted in adjustments to the Company’s allowances for expected credit losses on contract balances and merchant cash advances and loans. The Company continues its assessment given the fluidity of COVID-19’s global impact.
Interest Rate Risk
Certain of the Company’s cash, cash equivalents and marketable securities and loans, and debt securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company’s Notes have a fixed annual interest rate and thus, the Company does not have economic interest rate exposure on the Notes. The Company is not exposed to material interest rate risk.
Foreign Exchange Risk
The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.
While the majority of the Company’s revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD and GBP. As a result, earnings could be adversely affected by an increase in the value of the foreign currency relative to the USD.
The following table summarizes the effects on revenues, cost of revenues, operating expenses, and income from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company’s hedging activities and without factoring in any potential changes in demand for the Company’s solutions as a result of changes in the CAD to USD exchange rates:
	Years ended
	December 31, 2021			December 31, 2020
	GAAP Amounts As Reported $	Exchange Rate Effect(2) $	At 10% Stronger CAD Rate(3) $	GAAP Amounts As Reported $	Exchange Rate Effect(2) $	At 10% Stronger CAD Rate(3) $
Revenues	$4,611,856	$10,868	$4,622,724	$2,929,491	$7,367	$2,936,858
Cost of revenues	(2,130,712)	(12,503)	(2,143,215)	(1,387,971)	(7,900)	(1,395,871)
Operating expenses	(2,212,501)	(67,231)	(2,279,732)	(1,451,367)	(47,292)	(1,498,659)
Income from operations	$268,643	$(68,866)	$199,777	$90,153	$(47,825)	$42,328
(1)	A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and income from operations as presented in the table.
(2)	Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3)
Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company’s solutions as a result of changes in the CAD-USD exchange rates.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
As at December 31, 2021, a 10% movement in the GBP is not expected to have a material impact on the Company’s results.
Accounting Pronouncements Adopted in the Year
In August 2020, the Financial Accounting Standards Board (FASB) issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which eliminates certain models associated with accounting for convertible instruments, makes targeted improvements to the disclosures for convertible instruments and earnings per share guidance, and amends the guidance for the derivative scope exception for contracts in an entity’s own equity. The updates are effective for annual periods beginning after December 15, 2021 including interim periods within those periods. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those periods. The Company early adopted this ASU effective January 1, 2021 using the modified retrospective approach.
The adoption eliminated the requirement to separately account for the liability and equity components of the Notes, which existed under previous accounting guidance. This resulted in a reclassification of $158,810 from additional paid-in capital to long-term liabilities. Furthermore, as a result of the adoption, non-cash interest expense related to the Company’s currently outstanding Notes has been eliminated. As the Company previously recognized non-cash interest expense relating to the debt discount on the liability component, this resulted in a $8,198 cumulative adjustment to increase opening retained earnings.
Recent Accounting Pronouncements Not Yet Adopted
In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the (1) recognition of an acquired contract liability and (2) payment terms and their direct effect on subsequent revenue recognized by the acquirer. The updates are effective for annual periods beginning after December 15, 2022, including interim periods within those periods. Early adoption is permitted, including the adoption in an interim period. The Company is still assessing the timing of adoption, at which time the guidance would be applied prospectively and if at an interim period, retrospectively for the related fiscal year.
4.	Cash and Cash Equivalents
As at December 31, 2021 and 2020, the Company’s cash and cash equivalents balance was $2,502,992 and $2,703,597, respectively. These balances included $1,511,503 and $1,927,013, respectively, of money market funds, repurchase agreements, U.S. and Canadian federal bonds and corporate bonds and commercial paper.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
5.	Financial Instruments
As at December 31, 2021, the carrying amount and fair value of the Company’s financial instruments were as follows:
	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Canadian federal bonds and agency securities	50,138	50,138	—	—	—	—
Corporate bonds and commercial paper	267,953	268,090	—	—	—	—
Marketable securities:
U.S. term deposits	900,000	901,689	—	—	—	—
U.S. federal bonds and agency securities	680,436	681,629	—	—	—	—
Canadian federal bonds and agency securities	1,215,646	1,218,001	—	—	—	—
Corporate bonds and commercial paper	—	—	2,469,019	2,475,051	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	1,824	1,824	—	—
Equity and other investments:	—	—	—	—	—	—
Equity and other investments with readily determinable fair values	2,782,901	2,782,901	—	—	423,387	423,387
Available-for-sale debt security under fair value option	—	—	—	—	205,878	205,878
Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	5,926	5,926	—	—
The fair values of marketable securities above include accrued interest of $13,067, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the consolidated balance sheets. Additional accrued interest of $4,000 recognized on the debt security is included in the fair value and carrying amount above.
As at December 31, 2020, the carrying amount and fair value of the Company’s financial instruments were as follows:
	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
U.S federal bonds	174,397	174,399	—	—	—	—
Corporate bonds and commercial paper	134,056	134,396	—	—	—	—
Repurchase agreements	—	—	290,000	290,001	—	—
Marketable securities:
U.S. term deposits	885,000	887,102	—	—	—	—
U.S. federal bonds	1,224,052	1,226,657	—	—	—	—
Canadian federal bonds	24,988	24,987	—	—	—	—
Corporate bonds and commercial paper	—	—	1,550,330	1,552,907	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	16,340	16,340	—	—
The fair values above include accrued interest of $7,563, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the consolidated balance sheets.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date. In the year ended December 31, 2021, $275,597 was transferred from Level 3 to Level 1 due to the vesting of warrants associated with an investment in a strategic partnership.
As at December 31, 2021, the Company held foreign exchange forward contracts for USD, GBP and CAD with a total notional value of $586,547 (December 31, 2020 - $340,843), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.
Derivative Instruments and Hedging
The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of December 31, 2021, $1,215 of unrealized gains and $4,936 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive (loss) income and current assets and current liabilities on the consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the year ended December 31, 2021, $22,852 of realized gains (December 31, 2020 - $2,985 of realized losses) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in cost of revenues and operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs. 24
Convertible Senior Notes
As at December 31, 2021, the estimated fair value of the Company’s Notes, as further described in note 16 below, was approximately $1,165,410 (December 31, 2020 - $1,098,342). The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.
6.	Equity and Other Investments
Equity and other investments are comprised of:
	December 31, 2021 $	December 31, 2020 $
With readily determinable fair values	3,206,288	—
Without readily determinable fair values	543,379	173,454
Debt securities under the fair value option	205,878	—
Total equity and other investments	3,955,545	173,454
See note 26 for information on material equity and other investments subsequent to December 31, 2021.
Equity and Other Investments with Readily Determinable Fair Values
In July 2020, the Company received an investment in Affirm, as non-cash revenue consideration, as a result of services rendered in conjunction with its strategic partnership for Shop Pay Installments. This equity investment was initially accounted for using the measurement alternative with fair value based on an income approach for which the Company developed certain key assumptions, including revenue growth rates and a discount rate. The initial fair value of the consideration received of $24,710 is being recognized into merchant solutions revenue over the expected term of the service contract.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
On January 13, 2021, Affirm completed its initial public offering and began trading on the Nasdaq. As a result, the fair value of the investment became readily determinable and the use of the measurement alternative was no longer applicable. As at December 31, 2021, the carrying value of the Company’s investment in Affirm was $2,041,126 measured using Affirm’s closing share price on the last day of trading of the reporting period and is therefore a Level 1 investment in the fair value hierarchy. For the year ended December 31, 2021, unrealized gains of $1,882,974 (December 31, 2020 - $133,239) were recorded within “other income, net” in the statement of operations and comprehensive income.
In April 2021, the Company received an investment in Global-E, as non-cash revenue consideration, as a result of services rendered in conjunction with a strategic partnership for cross-border commerce offerings. This equity investment was initially accounted for using the measurement alternative with fair value based on a market approach for which the Company developed certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability. The initial fair value of the consideration received of $192,300 is being recognized into merchant solutions revenue over the expected term of the service contract.
On May 12, 2021, Global-E completed its initial public offering and began trading on the Nasdaq. As a result, the fair value of the investment became readily determinable and the use of the measurement alternative was no longer applicable. The investment includes common shares and warrants for common shares that vest over time. The common shares are measured using Global-E’s closing share price on the last day of trading of the reporting period and are therefore a Level 1 in the fair value hierarchy. The warrants that vest over time require the application of a discount for lack of marketability, which is not an observable input and therefore makes this portion of the investment a Level 3 in the fair value hierarchy. The weighted average discount for lack of marketability applied to the unvested warrants was 15% at December 31, 2021. As at December 31, 2021, the carrying value of the Company’s investment in Global-E was $1,165,162. For the year ended December 31, 2021, unrealized gains of $972,744 were recorded within “other income, net” in the statement of operations and comprehensive income.
Adjustments related to equity and other investments with readily determinable fair values in the year ended December 31, 2021 were as follows:
Year ended
December 31, 2021 $
Balance, beginning of the year	—

Adjustments related to equity and other investments with readily determinable fair values:
Transfers from measurement alternative(1)(2)	350,530
Purchases of equity and other investments	40
Net unrealized gains	2,855,718
Balance, end of the year	3,206,288
(1)	Effective January 13, 2021, the Company’s investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(2)	Effective May 12, 2021, the Company’s investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
Equity and Other Investments without Readily Determinable Fair Values
For the Company’s equity and other investments in private companies without readily determinable fair values, the carrying amount of such investments as at December 31, 2021 was $543,379 (December 31, 2020 - $173,454). For the year ended December 31, 2021, net unrealized gains of $2,204 relating to these investments were recorded within “other income, net” in the statement of operations and comprehensive income.
In the year ended December 31, 2021, the Company made three separate investments totaling $375,000 in a private company, that is a partner in its ecosystem, without readily determinable fair values, which are currently accounted for using the measurement alternative. Subsequent to the closing of the first investment, the second investment represented an observable transaction and resulted in the recognition of a $26,722 unrealized loss on the first investment. In the year ended December 31, 2021, the Company made a fourth investment that was an incremental investment in the private company through the purchase of convertible notes. See “Debt Securities under the Fair Value Option” below for additional information on the investment.
In the year ended December 31, 2021, the Company made additional equity investments in private companies, who are partners in its ecosystem, totaling $75,193, without readily determinable fair values, which are currently accounted for using the measurement alternative.
In addition, the Company received investments in private companies, including Flow Commerce Inc., as non-cash revenue consideration, as a result of services rendered in conjunction with strategic partnerships. These equity investments are accounted for using the measurement alternative with their initial fair value based on a market approach for which the Company developed certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability. The initial fair value of the consideration received of $75,758 is being recognized into merchant solutions revenue over the expected terms of the service contracts.
Adjustments related to equity and other investments without readily determinable fair values for the years ended December 31, 2021 and 2020 were as follows:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Balance, beginning of the year	173,454	2,500
Adjustments related to equity and other investments without readily determinable fair values:
Investments received as non-cash consideration in exchange for services	268,058	24,710
Purchases of equity and other investments	450,193	11,051
Transfers to readily determinable fair values(1)(2)	(350,530)	—
Gross unrealized gains	36,926	135,193
Gross unrealized losses and impairments	(34,722)	—
Balance, end of the year	543,379	173,454
(1)	Effective January 13, 2021, the Company’s investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(2)	Effective May 12, 2021, the Company’s investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
As at December 31, 2021, cumulative gross unrealized gains related to equity and other investments without readily determinable fair values was $38,880. As at December 31, 2021, cumulative gross unrealized losses and impairment related to equity and other investments without readily determinable fair values was $34,722. These cumulative amounts exclude unrealized gains, unrealized losses and impairment transferred to readily determinable fair values.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
Debt Securities under the Fair Value Option
In July 2021, the Company made an incremental investment in a private company through the purchase of convertible notes for $200,000. The Company has elected to apply the fair value option to account for this instrument. The fair value was determined based on a binomial pricing model for which the Company was required to develop its own assumptions, including the underlying entity’s valuation. As the inputs used in determining the fair value are unobservable, this investment is classified as a Level 3 investment in the fair value hierarchy. In the year ended December 31, 2021, interest income of $4,000 was recorded within “other income, net” in the statement of operations and comprehensive income. The fair value of the investment as at December 31, 2021 was $205,878, resulting in an unrealized gain of $1,878 recorded within “other income, net” in the statement of operations and comprehensive income.
7.	Trade and Other Receivables
	December 31, 2021 $	December 31, 2020 $	January 1, 2020 $
Unbilled revenues, net	86,795	50,073	31,629
Trade receivables, net	40,342	13,449	9,660
Indirect taxes receivable	39,142	45,961	36,821
Accrued interest	13,067	7,563	5,754
Other receivables	12,863	3,706	6,665
	192,209	120,752	90,529
Unbilled revenues represent amounts not yet billed to merchants related to subscription fees for Plus merchants, transaction fees and shipping and fulfillment charges, as at the consolidated balance sheet date.
The allowance for credit losses reflects the Company’s best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.
Activity in the allowance for credit losses was as follows:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Balance, beginning of the year	6,041	2,894
Provision for credit losses related to uncollectible receivables	6,069	6,793
Write-offs	(5,166)	(3,646)
Balance, end of the year	6,944	6,041
8.	Merchant Cash Advances, Loans and Related Receivables
	December 31, 2021 $	December 31, 2020 $	January 1, 2020 $
Merchant cash advances receivable, gross	439,289	218,840	131,227
Related receivables	—	819	3,179
Allowance for credit losses related to uncollectible merchant cash advances receivable	(38,264)	(15,816)	(10,420)
Loans receivable, gross	72,751	43,644	28,547
Allowance for credit losses related to uncollectible loans receivable	(3,054)	(2,764)	(2,361)
Merchant cash advances, loans and related receivables, net	470,722	244,723	150,172

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
Merchant Cash Advances
The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances receivable:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Allowance, beginning of the year	15,816	10,420
Provision for credit losses related to uncollectible merchant cash advances receivable	36,719	13,896
Merchant cash advances receivable charged off, net of recoveries	(14,271)	(8,500)
Allowance, end of the year	38,264	15,816
Related receivables	—	(819)
Allowance, net of related receivables	38,264	14,997
Loans
The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible loans receivable:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Allowance, beginning of the year	2,764	2,361
Provision for credit losses related to uncollectible loans receivable	2,540	1,915
Loans receivable charged off, net of recoveries	(2,250)	(1,512)
Allowance, end of the year	3,054	2,764
The following table presents the delinquency status of the principal amount of merchant loans by year of origination. The delinquency status is determined based on the number of days past the expected or contractual repayment date for which the Company anticipates to receive the amounts outstanding. The “current” category represents balances that are within 29 days of the contractual repayment dates, or within 29 days of the expected repayment date.
	December 31, 2021
	Total	Percent
Current	$69,350	95.3%
30-59 Days	1,114	1.5%
60-89 Days	419	0.6%
90-179 Days	576	0.8%
180+ Days	1,292	1.8%
Total	$72,751	100.0%
	December 31, 2020
	Total	Percent
Current	$42,671	97.8%
30-59 Days	302	0.7%
60-89 Days	57	0.1%
90-179 Days	268	0.6%
180+ Days	346	0.8%
Total	43,644	100.0%

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
The Company maintains an internal monitoring list related to its outstanding loans. A merchant’s ability and willingness to repay the financing receivables outstanding under the program is analyzed for a variety of factors that include, but are not limited to: current or expected age of the financing, merchant subscription or financing status, merchant GMV trends and other changes to merchant credit profiles. The Company charges off receivables outstanding under the program when the merchant receivable is included on its internal monitoring list for a period of 90 consecutive days.
9.	Other Current Assets
	December 31, 2021 $	December 31, 2020 $
Prepaid expenses	49,919	25,053
Other current assets	29,988	17,478
Deposits	21,542	9,376
Foreign exchange contracts	1,824	16,340
	103,273	68,247
10.	Property and Equipment
	December 31, 2021
	Cost $	Accumulated depreciation and impairment(1) $	Net book value $
Leasehold improvements	159,131	84,930	74,201
Computer equipment	33,505	18,241	15,264
Furniture and equipment	28,751	20,250	8,501
Fulfillment robots	9,470	3,888	5,582
Fulfillment equipment	2,015	37	1,978
	232,872	127,346	105,526
(1)	Included in accumulated depreciation is $1,709 of impairment on leasehold improvements in the year.
	December 31, 2020
	Cost $	Accumulated depreciation and impairment(2) $	Net book value $
Leasehold improvements	131,196	65,052	66,144
Computer equipment	24,387	15,056	9,331
Furniture and equipment	30,716	17,501	13,215
Fulfillment robots	5,419	2,005	3,414
	191,718	99,614	92,104
(2)	Included in accumulated depreciation is $16,838 of impairment on leasehold improvements in the year.
During the year ended December 31, 2020, the Company decided to move from a primarily physical office-centric work model to a primarily digital work-from-home-centric work model. The Company plans to keep, but repurpose certain office locations to support this new model and terminate or sublet other office locations that it ceases to use.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
With respect to certain office locations expected to be kept, but repurposed, the Company has recognized accelerated depreciation of certain leasehold improvements and furniture in order to reflect changes that it plans to make to accommodate greater physical distancing and increased team onsite meeting spaces. During the year ended December 31, 2020, the Company identified $40,457 of leasehold improvements and furniture that will be accelerated over a 2- to 3-year period as the Company retrofits its existing offices. No additional leasehold improvements or furniture were identified for acceleration during the year ended December 31, 2021.
During the years ended December 31, 2021 and 2020, the Company identified leased office space for which it has ceased use. This resulted in impairment charges related to its leasehold improvements. These impairment charges were determined by comparing the asset groups’ fair values made up of the right-of-use assets and leasehold improvements, to their carrying values as of the impairment measurement date, as required under ASC 360, Property, Plant and Equipment. Fair value was determined based on the present value of the estimated future cash flows. These estimates may vary from the actual amounts due to termination or sublease agreements ultimately executed, if at all, which may result in an adjustment to the charges. These charges were recorded as general and administrative expenses in the consolidated statements of operations and comprehensive income. In the year ended December 31, 2021, the Company recorded impairment charges of $1,709 (December 31, 2020 - $16,838).
During the years ended December 31, 2021 and 2020, the Company disposed of and retired computer equipment with an original cost of $13,191 and $1,677, respectively. There was no gain or loss recognized in the consolidated statements of operations and comprehensive income as a result of the retirement and disposal of these assets.
The following table illustrates the classification of depreciation in the consolidated statements of operations and comprehensive income:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Cost of revenues	2,649	3,160
Sales and marketing	10,103	9,710
Research and development	20,125	19,587
General and administrative	8,951	5,735
	41,828	38,192
11.	Leases
The Company has office, commercial and warehouse leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 10 years. As at December 31, 2021, additional office space leases are set to commence between 2022 and 2026, at which point the Company’s right-of-use assets and lease liabilities will increase. The Company has entered into various lease agreements for office space that are set to commence after December 31, 2021, which will create significant right-of-use assets and lease liabilities. All of the Company’s leases are operating leases.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
The components of lease expense were as follows:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Operating lease expense	22,268	20,488
Variable lease expense, including non-lease components	13,003	15,165
Total lease expense	35,271	35,653
As at December 31, 2021, the weighted average remaining lease term is 11 years and the weighted average discount rate is 3.3% (December 31, 2020 - 9 years and 4.4%, respectively).
During the year ended December 31, 2020, the Company decided to move from a primarily physical office-centric work model to a primarily digital work-from-home-centric work model. The Company plans to keep, but repurpose certain office locations to support the new model and terminate or sublet other office locations that it ceases to use.
During the years ended December 31, 2021 and 2020, the Company identified leased office space for which it has ceased use. This resulted in impairment charges related to its right-of-use assets. These impairment charges were determined by comparing the asset groups’ fair values made up of the right-of-use assets and leasehold improvements, to their carrying values as of the impairment measurement date, as required under ASC 360, Property, Plant and Equipment. Fair value was determined based on the present value of the estimated future cash flows. These estimates may vary from the actual amounts due to termination or sublease agreements ultimately executed, if at all, which may result in an adjustment to the charges. These charges were recorded as general and administrative expenses in the consolidated statements of operations and comprehensive income. In the year ended December 31, 2021, the Company recorded impairment charges related to its right-of-use assets of $28,436 (December 31, 2020 - $14,785).
In the year ended December 31, 2021, the Company commenced subleases for certain office locations. Net sublease income for the year ended December 31, 2021 was $1,389, which is recorded as an offset within the total lease expense disclosed above.
Maturities of lease liabilities as at December 31, 2021 were as follows:
Fiscal Year	Offices $	Warehouses and Commercial Spaces $	Total $
2022	33,778	4,202	37,980
2023	43,739	5,266	49,005
2024	48,480	5,108	53,588
2025	52,098	4,762	56,860
2026	53,127	4,407	57,534
Thereafter	321,285	45,045	366,330
Total future minimum payments	552,507	68,790	621,297
Minimum payments related to leases that have not yet commenced	(52,837)	—	(52,837)
Minimum payments related to variable lease payments, including non-lease components	(223,393)	(33,316)	(256,709)
Imputed interest	(44,707)	(4,520)	(49,227)
Total lease liabilities	231,570	30,954	262,524

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
12.	Intangible Assets
	December 31, 2021
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	187,874	57,016	130,858
Acquired customer relationships	8,435	3,802	4,633
Other intangible assets	4,351	1,549	2,802
Software development costs	27,520	27,317	203
Purchased software	6,973	6,973	—
	235,153	96,657	138,496
	December 31, 2020
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	161,643	36,953	124,690
Acquired customer relationships	8,435	2,677	5,758
Other intangible assets	4,351	1,123	3,228
Software development costs	27,520	25,720	1,800
Purchased software	6,973	6,773	200
	208,922	73,246	135,676
Amortization expense related to the capitalized internally developed software was $1,597 and $9,030 for the years ended December 31, 2021 and 2020, respectively, and is included in cost of revenues, sales and marketing and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.
The following table illustrates the classification of amortization expense related to intangible assets in the consolidated statements of operations and comprehensive income:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Cost of revenues	21,518	28,885
Sales and marketing	2,195	2,184
Research and development	243	273
General and administrative	524	526
	24,480	31,868
Estimated future amortization expense related to intangible assets, as at December 31, 2021 is as follows:
Fiscal Year	Amount $
2022	27,188
2023	26,816
2024	22,820
2025	16,186
2026	16,186
Thereafter	29,300
Total	138,496

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
13.	Goodwill
The Company’s goodwill relates to acquisitions of various companies including, but not limited to, 6 River Systems, Inc. (6RS) which was acquired on October 17, 2019 and Donde Fashion Inc. (Donde) which was acquired on July 20, 2021 (see note 24).
The Company completed its annual impairment test of goodwill as of September 30, 2021. The Company exercised its option to bypass the qualitative assessment pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. The Company determined that the consolidated business is represented by a single reporting unit and concluded that the estimated fair value of the reporting unit, determined using a market approach based on its market capitalization, was greater than its carrying amount.
There were no indicators of impairment between September 30, 2021, the date which the Company completed its annual impairment test of goodwill, and December 31, 2021. No goodwill impairment was recognized in the years ended December 31, 2021 or December 31, 2020.
The gross changes in the carrying amount of goodwill as of December 31, 2021 and December 31, 2020 are as follows:
	December 31, 2021 $	December 31, 2020 $
Balance, beginning of the year	311,865	311,865
Acquisition of Donde Fashion Inc.	37,567	—
Other acquisitions(1)	7,096	—
Balance, end of the year	356,528	311,865
(1)	During the year ended December 31, 2021, the Company completed small acquisitions that resulted in Goodwill being recognized.
14.	Accounts Payable and Accrued Liabilities
	December 31, 2021 $	December 31, 2020 $
Trade accounts payable and trade accruals	284,010	168,720
Employee related accruals	71,901	61,891
Indirect taxes payable	66,184	54,097
Other payables and accruals	28,667	16,087
Foreign exchange forward contracts	5,926	—
	456,688	300,795
15.	Deferred Revenue
	Years ended
	December 31, 2021 $	December 31, 2020 $
Balance, beginning of the year	128,815	62,660
Deferral of revenue	351,145	119,324
Recognition of deferred revenue	(100,236)	(53,169)
Balance, end of the year	379,724	128,815
	December 31, 2021 $	December 31, 2020 $
Current portion	216,792	107,809
Long-term portion	162,932	21,006
	379,724	128,815

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
The opening balances of current and long-term deferred revenue were $56,691 and $5,969, respectively, as of January 1, 2020.
As at December 31, 2021, the current and long-term deferred revenue from non-cash consideration received for services rendered in conjunction with strategic partnerships was $85,086 and $145,488, respectively (December 31, 2020 - $8,237 and $12,659). See note 6. The Company will recognize this revenue ratably over the remaining terms of the strategic partnerships which range from 3 to 7 years.
As at December 31, 2021, the long-term deferred revenue excluding non-cash consideration received will be recognized ratably over the remaining terms of the contracts with the customers which range from 2 to 5 years.
16.	Convertible Senior Notes
In September 2020, the Company issued $920,000 aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $907,950 after deducting underwriting fees and offering costs.
The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.
The Notes will have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the Trust indenture agreement for the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the Trust indenture agreement for the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.
Prior to the close of business on the business day immediately preceding August 1, 2025, the Notes may be convertible at the option of the holders only under the following circumstances:
(1)
during any calendar quarter commencing after March 31, 2021, and only during such calendar quarter, if the last reported sale price of the Class A subordinate voting shares on the New York Stock Exchange (the “NYSE”) for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is more than or equal to 130% of the conversion price for the Notes on each applicable trading day;

(2)
during the ten business day period after any ten consecutive trading day period in which, for each trading day of that period, the trading price per one thousand dollars principal amount of Notes for each trading day was less than 98% of the product of the last reported sale price of the Class A subordinate voting shares on the NYSE and the conversion rate for the Notes on each such trading day;

(3)
if the Company calls any or all of the Notes for optional redemption, clean-up redemption or tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

(4)	upon the occurrence of certain specified corporate events.
On or after August 1, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may, at their option, convert all or any portion of their Notes regardless of the foregoing conditions.
Upon conversion, the Company can elect to settle in cash, Class A subordinate voting shares, or a combination of cash and Class A subordinate voting shares.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
On or after September 15, 2023, the Company may, at its option, redeem for cash all or any portion of the Notes if the last reported sale price of the Company’s Class A subordinate voting shares on the NYSE has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes.
The Company may redeem for cash all, but not less than all, of the Notes at any time if less than $80,000 aggregate principal amount of Notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
The Company may redeem all, but not less than all, of the Notes if the Company has or would become obligated to pay to the holder of any Note additional amounts (which are more than a de minimis amount) as a result of a change in applicable Canadian tax laws or regulations after September 15, 2020 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the applicable redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders).
Upon the occurrence of a fundamental change (as set out or defined in the Trust indenture agreement for the Notes) prior to the maturity date of the Notes, the Company, subject to limited exceptions, will be required to offer to purchase all of the Notes for cash at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon to, but excluding, the fundamental change purchase date.
The Notes are governed by customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately.
The Notes are senior unsecured obligations and will rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment with the Company’s existing and future unsecured liabilities that are not so subordinated; effectively subordinated to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company.
The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12,050 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.
The net carrying amount of the outstanding Notes was as follows:
	December 31, 2021 $	December 31, 2020 $
Principal	920,000	920,000
Unamortized offering costs(1)	(9,037)	(9,434)
Unamortized discounts(1)	—	(152,558)
Net carrying amount	910,963	758,008
(1)
Prior to the adoption of ASU 2020-06 on January 1, 2021, the Company accounted for its Notes as separate liability and equity components. The comparative figures represent the offering costs and debt discount related to the liability component prior to adoption.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
The following table sets forth the interest expense recognized related to the outstanding Notes:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Contractual interest expense	1,150	329
Amortization of offering costs(1)	2,343	510
Amortization of debt discount(1)	—	8,246
Total interest expense related to the outstanding Notes	3,493	9,085
(1)
Prior to the adoption of ASU 2020-06 on January 1, 2021, the Company accounted for its Notes as separate liability and equity components. The comparative figures represent the amortization of offering costs and debt discount related to the liability component prior to adoption.

17.	Credit Facility
The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at December 31, 2021 and 2020 the effective rate was 2.75%, and no cash amounts were drawn under this credit facility.
18.	Commitments and Contingencies
Unconditional Purchase Obligations
The Company has entered into agreements where it commits to certain usage levels related to third-party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at December 31, 2021, was $160,923.
Litigation and Loss Contingencies
From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters.
On December 1, 2021, five publishers of educational materials and two of their respective parent companies (the Plaintiffs) filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The Plaintiffs allege that certain merchants who use the Company’s platform and services are engaged in the sale of pirated digital textbooks in violation of the Plaintiffs’ rights, and that the Company has not taken legally adequate steps to curb this alleged infringement. The Plaintiffs seek statutory damages for the alleged copyright infringement. The case is in its early stages and the Company is unable to predict the ultimate resolution of the matter, including the likelihood or magnitude of a possible eventual loss, if any, at this time. The Company has filed its answer to the Plaintiffs’ complaint on January 28, 2022 and intends to defend the case.
19.	Shareholders’ Equity
Public Offerings
In February 2021, the Company completed a public offering in which it issued and sold 1,180,000 Class A subordinate voting shares at a public offering price of $1,315.00 per share. The Company received total net proceeds of $1,541,168 after deducting offering fees and expenses of $10,532.
In September 2020, the Company completed a public offering in which it issued and sold 1,265,000 Class A subordinate voting shares at a public offering price of $900.00 per share, including the 165,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,117,646 after deducting offering fees and expenses of $20,854.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
In May 2020, the Company completed a public offering in which it issued and sold 2,127,500 Class A subordinate voting shares at a public offering price of $700.00 per share, including the 277,500 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,460,945 after deducting offering fees and expenses of $28,305.
Common Stock Authorized
The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will automatically convert into Class A subordinate voting shares in certain other circumstances.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.
Stock-Based Compensation
In 2008, the Board of Directors adopted and the Company’s shareholders approved the Legacy Option Plan. Immediately prior to the completion of the Company’s May 2015 IPO, and in connection with the closing of the offering, each option outstanding under the Legacy Option Plan became exercisable for one Class B multiple voting share. Following the closing of the Company’s IPO, no further awards were made under the Legacy Option Plan. The Legacy Option Plan continues to govern awards granted thereunder.
The Company’s Board of Directors and shareholders approved a stock option plan, as well as a long term incentive plan, each of which became effective upon the closing of the Company’s IPO on May 27, 2015. On May 30, 2018 and on May 26 2021, the Company’s Board of Directors and shareholders amended both of these plans.
The SOP allows for the grant of options to the Company’s officers, directors, employees and consultants. All options granted under the SOP will have an exercise price determined and approved by the Company’s Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the SOP, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted. Options granted under the SOP are exercisable for Class A subordinate voting shares. Both the vesting period and term of the options in the SOP are determined by the Board of Directors at the time of grant. Half of the grants outstanding under both the SOP and the Legacy Option Plan have been approved with a four year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. Options granted under the SOP since November 2017 have been approved with a three year vesting schedule with 1/3 vesting after one year and the remainder vesting evenly over the remaining 24 months. On October 17, 2019, the Company approved the issuance of rollover options, from treasury, under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, adopted on closing of the acquisition of 6RS.
The LTIP provides for the grant of share units, or LTIP Units, consisting of RSUs, performance share units (PSUs), and deferred share units (DSUs). Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Unless otherwise approved by the Board of Directors, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Prior to November 2017 all RSU grants were approved with a four-year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. RSUs granted since November 2017 have

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
been approved with three-year vesting schedules. A PSU participant’s grant agreement will describe the performance criteria established by the Company’s Board of Directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in the Company’s service or the service or employment of any of the Company’s affiliates from the date of grant until such PSU vesting date. DSUs will be granted solely to directors of the Company, at their option, in lieu of their Board retainer fees. DSUs will vest upon a director ceasing to act as a director. As at the consolidated balance sheet date there have been $nil PSUs granted.
The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Company’s SOP and the LTIP was initially equal to 3,743,692 Class A subordinate voting shares. The number of Class A subordinate voting shares available for issuance, in the aggregate, under the SOP and the LTIP will be automatically increased on January 1st of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31st of the preceding calendar year. As at January 1, 2022, there were 31,094,042 shares available for issuance under the Company’s SOP and LTIP.
The following table summarizes the stock option and RSU award activities under the Company’s share-based compensation plans for the years ended December 31, 2021 and 2020:
	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options(1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value(2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2019	3,812,242	54.59	6.14	1,307,565	—	1,939,918	159.13
Stock options granted	258,163	505.69	—	—	197.26	—	—
Stock options exercised	(1,530,759)	46.26	—	—	—	—	—
Stock options forfeited	(50,369)	189.56	—	—	—	—	—
RSUs granted	—	—	—	—	—	473,697	645.99
RSUs settled	—	—	—	—	—	(1,176,637)	138.04
RSUs forfeited	—	—	—	—	—	(124,011)	262.93
December 31, 2020	2,489,277	103.76	5.45	2,559,442	—	1,112,967	377.08
Stock options granted	215,893	1,380.21	—	—	579.85	—	—
Stock options exercised	(1,494,840)	72.64	—	—	—	—	—
Stock options forfeited	(56,464)	873.63	—	—	—	—	—
RSUs granted	—	—	—	—	—	562,084	1,410.19
RSUs settled	—	—	—	—	—	(693,448)	309.83
RSUs forfeited	—	—	—	—	—	(137,785)	648.15
December 31, 2021	1,153,866	345.23	5.67	1,190,972	—	843,818	1,076.26

Stock options exercisable as of December 31, 2021	808,395	98.09	4.50	1,034,179
(1)
As at December 31, 2021, 247,437 of the outstanding stock options were granted under the Company’s Legacy Option Plan and are exercisable for Class B multiple voting shares, 876,346 of the outstanding stock options were granted under the Company’s SOP and are exercisable for Class A subordinate voting shares, and 30,083 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.

(2)
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company’s Class A subordinate voting shares as of December 31, 2021 and December 31, 2020.

As at December 31, 2021 the Company had issued 921 DSUs under its LTIP.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
In connection with the acquisition of 6RS, 122,080 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at December 31, 2021, 61,040 of the Class A subordinate voting shares remained restricted.
The total intrinsic value of stock options exercised and RSUs settled during the years ended December 31, 2021 and 2020 was $2,945,683 and $2,047,327, respectively. The aggregate intrinsic value of options exercised is calculated as the difference between the exercise price of the underlying stock option awards and the market value on the date of exercise.
As of December 31, 2021 and 2020, there was $810,327 and $381,318, respectively, of remaining unamortized compensation cost related to unvested stock options and RSUs granted to the Company’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.37 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.
Stock-Based Compensation Expense
All share-based awards are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations and comprehensive income over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award).
The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model, which requires assumptions, including the fair value of the Company’s underlying common stock, expected term, expected volatility, risk-free interest rate and dividend yield of the Company’s common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, share-based compensation expense could be materially different in the future.
These assumptions are estimated as follows:
•	Fair Value of Common Stock. The Company uses the five-day volume weighted average price for its common stock as reported on the New York Stock Exchange.
•
Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding. The Company bases the expected term assumptions on its historical behavior combined with estimates of the post-vesting holding period.

•	Expected Volatility. The Company determines the price volatility factor based on the Company’s historical volatility over the expected life of the stock options.
•
Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

•
Expected Dividend. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option pricing model.

The grant weighted average assumptions used to estimate the fair value of stock options granted to employees were as follows:
	Years ended
	December 31, 2021	December 31, 2020
Expected volatility	53.1%	46.4%
Risk-free interest rate	0.71%	1.04%
Dividend yield	Nil	Nil
Average expected life	4.15	4.41
In addition to the assumptions used in the Black-Scholes option valuation model, the Company also estimates a forfeiture rate to calculate the share-based compensation expense for our awards. The Company’s forfeiture

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
rate is based on an analysis of its actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher/lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase/decrease to the share-based compensation expense recognized in the consolidated financial statements.
The following table illustrates the classification of stock-based compensation in the consolidated statements of operations and comprehensive income, which includes both stock-based compensation and restricted share-based compensation expense:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Cost of revenues	6,676	6,483
Sales and marketing	41,546	40,680
Research and development	215,193	154,119
General and administrative	67,348	45,658
	330,763	246,940
20.	Changes in Accumulated Other Comprehensive Income (Loss)
The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the years ended December 31, 2021 and 2020:
	Accumulated Other Comprehensive Income (Loss)
	Years ended
	December 31, 2021 $	December 31, 2020 $
Balance, beginning of the year	8,770	1,046

Other comprehensive income before reclassifications	2,791	7,525
(Gain) loss on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	(1,001)	151
Sales and marketing	(6,212)	933
Research and development	(12,514)	1,460
General and administrative	(3,125)	441
Tax effect on unrealized (gain) loss on cash flow hedges	5,317	(2,786)
Other comprehensive (loss) income, net of tax	(14,744)	7,724
Balance, end of the year	(5,974)	8,770

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
21.	Income Taxes
The domestic and foreign components of income before income taxes and (provision for) recovery of income taxes were as follows:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Income before income taxes
Domestic	1,920,503	133,757
Foreign	1,220,089	106,607
	3,140,592	240,364

Current income tax (expense) recovery
Domestic	(1,815)	54,251
Foreign	(33,155)	(19,907)
	(34,970)	34,344
Deferred income tax (expense) recovery
Domestic	(191,589)	(12,552)
Foreign	626	57,353
	(190,963)	44,801

(Provision for) recovery of income taxes	(225,933)	79,145
The reconciliation of the expected income tax (expense) recovery to the actual (provision for) recovery of income taxes reported in the consolidated statements of operations and comprehensive income for the years ended December 31, 2021 and 2020 is as follows:
	Years ended
	December 31, 2021 $	December 31, 2020 $
Income before income taxes	3,140,592	240,364
Expected income tax expense at Canadian statutory income tax rate of 26.5% (2020 - 26.5%)	(832,446)	(63,711)
Permanent differences
Net unrealized gain on equity and other investments	377,707	17,917
Stock-based compensation	155,011	122,882
Foreign tax rate differential	75,940	16,825
Tax credits recognized during the year	27,244	1,900
Change in valuation allowance	(17,805)	(18,973)
Other items	(11,584)	2,305
(Provision for) recovery of income taxes	(225,933)	79,145
The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2021 and 2020 are as follows:
	December 31, 2021 $	December 31, 2020 $
Deferred tax assets
Tax loss carryforwards	261,945	101,209
Accruals and reserves	55,337	21,926
Investment tax credits	42,697	13,464
Capital and intangible assets	41,790	50,297
Stock-based compensation expense	33,909	16,653
Scientific Research and Experimental Development expenditures carryforwards	20,189	—
Lease liabilities	62,418	39,220
Share issuance costs	11,403	14,423
Total deferred tax assets, before valuation allowance	529,688	257,192
Valuation allowance	(179,115)	(123,345)
Total deferred tax assets	350,573	133,847

Deferred tax liabilities
Equity and other investments	(275,037)	(17,917)
Outside basis difference of foreign subsidiaries	(130,419)	(616)
Lease assets	(45,184)	(29,928)
Intangible assets	(33,652)	(32,521)
Other deferred tax liabilities	(1,339)	(188)
Total deferred tax liabilities	(485,631)	(81,170)
Total deferred tax (liabilities) assets, net	(135,058)	52,677
During the year ended December 31, 2021, the Company assessed whether a valuation allowance should be established or maintained against its deferred tax assets, based on consideration of all available positive and negative evidence, using a “more-likely-than-not” standard. The factors the Company uses to assess the likelihood of realization are its recent operating results, historical losses and the cumulative losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets.
As a result of the application of the Company’s tax rates on the results of ongoing operations, other discrete items primarily related to share-based compensation, non-taxable gains on unrealized equity and other investments, the change in valuation allowance applied to deferred tax assets in the United States, and the reversal of the valuation allowance related to deferred tax assets in Canada, the Company had a provision for income taxes of $225,933 in the year ended December 31, 2021.
As a result of the application of the Company’s tax rates on the results of ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, unrealized gains on equity and other investments, and considering the Company’s ability to carry-back losses to prior years in Canada along with the reversal of the valuation allowance related to the deferred tax assets in the United States, Ireland, and Singapore, the Company has a recovery of income taxes of $79,145 in the year ended December 31, 2020.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
During the year ended December 31, 2021, the Company released a portion of the valuation allowance against its deferred income tax assets in Canada due to the overall unrealized gain on the Company’s equity and other investments.
During the year ended December 31, 2020, the Company released the valuation allowance against its deferred income tax assets in Ireland and Singapore due to the Company’s profits in these taxing jurisdictions, and projections of future taxable income.
During the year ended December 31, 2021, the Company received a development and expansion incentive under the International Headquarters Award in Singapore. The incentives granted by the authorities to the Company are effective April 1, 2021 through March 31, 2026 and provide a concessionary tax rate of 5% to earnings in excess of the base income threshold. As a result of the incentive, the Company received an aggregate tax benefit of $4,663 during the year ended December 31, 2021.
The Company had no material uncertain income tax positions for the years ended December 31, 2021 and 2020. The Company’s accounting policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. In the years ended December 31, 2021 and 2020, there was no interest or penalties related to uncertain tax positions.
The Company remains subject to audit by the relevant tax authorities for the years ended 2014 through 2021.
Investment tax credits, which are earned as a result of qualifying R&D expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.
As at December 31, 2021 and 2020, the Company had Canadian and U.S. federal unused non-capital tax losses of approximately $670,312 and $342,308, respectively. In addition, at December 31, 2021 and 2020, the Company had unused non-capital tax losses in various U.S. states of approximately $1,393,831 and $446,442, respectively. Of the December 31, 2021 balance, $403,798 and $17,835 of the federal and state non-capital tax losses respectively have no expiry. The remaining non-capital tax losses of $266,514 and $1,375,996, respectively, are due to expire between 2026 and 2041. In addition, at December 31, 2021 and 2020, the Company had an undeducted R&D expenditure balance totaling $76,166 and $nil, respectively, which does not expire. As at December 31, 2021 and 2020, the Company had investment tax credits of $51,690 and $14,629, respectively. The investment tax credits are due to expire between 2035 and 2041.
22.	Net Income per Share
The Company applies the two-class method to calculate its basic and diluted net income per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:
	Years ended
	December 31, 2021	December 31, 2020
Numerator:
Net income	$2,914,659	$319,509
After tax effect of debt interest	2,567	—
Net income after tax effected debt interest	$2,917,226	$319,509

Denominator:
Basic weighted average number of shares outstanding	124,658,891	119,569,705
Effect of dilutive securities(1)	2,705,844	3,893,569
Diluted weighted average number of shares	127,364,735	123,463,274

Net income per share:
Basic	$23.38	$2.67
Diluted	$22.90	$2.59

Common stock equivalents excluded from income per diluted share because they are anti-dilutive	37,530	638,848
(1)
Included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes. For the year ended December 31, 2020, the Notes have been excluded from the effect of dilutive securities as they were anti-dilutive.

23.	Segment and Geographical Information
The Company has determined that it operates in a single operating and reportable segment.
The following table presents total external revenues by geographic location, based on the location of the Company’s merchants:
	Years ended
	December 31, 2021		December 31, 2020
	$	%	$	%
North America
Canada	316,699	6.9%	192,721	6.6%
United States	2,973,934	64.5%	1,954,105	66.7%
EMEA	799,602	17.3%	454,269	15.5%
APAC	467,009	10.1%	292,240	10.0%
Latin America	54,612	1.2%	36,156	1.2%
	4,611,856	100.0%	2,929,491	100.0%
The following table presents the total net book value of the Company’s long-lived physical assets by geographic location:
	December 31, 2021		December 31, 2020
	$	%	$	%
Canada	63,754	60.4%	75,283	81.7%
United States	24,950	23.6%	6,141	6.7%
Rest of World	16,822	15.9%	10,680	11.6%
	105,526	100.0%	92,104	100.0%

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share amounts
24.	Business Acquisitions
Donde Fashion Inc.
On July 20, 2021, the Company completed the acquisition of software company Donde Fashion Inc. (Donde), a Delaware corporation, and its subsidiary Donde Mobile R&D Ltd.. With this acquisition, the Company added engineering talent to expand its research and development capabilities. The Company acquired 100 percent of the outstanding shares of Donde in exchange for cash consideration of $50,687. The transaction was accounted for as a business combination. The operations of Donde have been consolidated into the Company’s results as of the acquisition date.
The following table summarizes the final purchase price allocation of the Donde assets acquired and liabilities assumed at the acquisition date:
Amount $
Cash	887
Accounts payable and other current liabilities	(7,377)
Technology	24,000
Net deferred tax liability on acquired intangibles	(4,390)

Goodwill	37,567
Total purchase price	50,687
The acquired technology was valued at $24,000 using a cost approach and is being amortized over 3 years. Goodwill from the Donde acquisition is primarily attributable to the expected synergies that will result from integrating Donde and its assembled workforce. None of the goodwill recognized is deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.
25.	Comparative Figures
Certain comparative figures have been reclassified in order to conform to the current period presentation.
26.	Subsequent Event
Consistent with the Company’s ongoing strategic investments, the Company invested $450,000 in private companies in January 2022. The Company has a minority ownership in these private companies.
As described in note 6, in November 2021, the Company received an investment in a private company, Flow Commerce, Inc., as non-cash revenue consideration, as a result of services to be rendered in conjunction with a strategic partnership. In January 2022, Flow Commerce, Inc. was acquired by Global-E, which is another strategic partner of the Company. The transaction between Global-E and Flow Commerce, Inc. resulted in a realized gain for the Company. Concurrent with the acquisition, Global-E agreed to issue the Company additional warrants not tied to the performance of services. The value of these additional warrants will be recorded as other income in the first quarter of 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 16, 2022
In this Management’s Discussion and Analysis (“MD&A”), “we”, “us”, “our”, “Shopify” and “the Company” refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify’s results of operations for the fourth quarter and the fiscal years ended December 31, 2021, 2020, and 2019, our cash flows for the fiscal years ended December 31, 2021 and 2020, and our financial position as of December 31, 2021. You should read this MD&A together with our sets of audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2021, 2020, and 2019. Additional information regarding Shopify, including our 2021 annual information form and our annual report on Form 40-F for the year ended December 31, 2021, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.
Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts are in U.S. dollars (“USD”) except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking Statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.
Forward-looking Statements
This MD&A contains forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation.
In some cases, you can identify forward-looking statements by words such as “aim”, “may”, “will”, “could”, “expects”, “further”, “plans”, “anticipates”, “believes”, “potential”, “continue”, “estimate”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:
•	the extent of the impact of the novel coronavirus (“COVID-19”) on our business, financial performance, revenues, and results of operations;
•	our expectation that the majority of Shopify employees will work remotely permanently (“digital-by-design”);
•	our plan to repurpose or reconfigure our remaining office space and potentially terminate additional leases or sublet other spaces;
•	our exploration of new ways to accelerate checkout;
•	our ability to make it easier for merchants to manage their storefronts via their mobile devices;
•	the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;
•	whether a merchant using Shopify will ever need to re-platform;
•	the continued growth of our app developer, theme designer and partner ecosystem and the effect on the growth of our merchant base;

•	the continued expansion of the number of channels for merchants to transact through;
•	our plan to continue making investments in our business to drive future growth;
•	our expectation that we will continue to invest in and optimize Shopify Fulfillment Network to provide our merchants with fast and affordable fulfillment;
•
our expectation that we may experience more normalized growth in gross merchandise volume (“GMV”) against a more measured macro environment relative to 2021, but also expect that changed behaviours adopted by merchants and consumers that were driven by COVID-19 will continue to expand the prospects for entrepreneurship and digital commerce;

•	our expectation that as we develop Shopify Fulfillment Network and 6 River Systems Inc. (“6RS”), these initiatives will be dilutive to the gross margin percentage of merchant solutions;
•	our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;
•
our expectation that as a result of the continued growth of our merchant solutions offerings, seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•	our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar (“CAD”) relative to the USD;
•
our expectation that as we roll out local currency billing options in geographies outside of North America, a decrease in the value of other currencies relative to the USD will negatively impact our reported subscription revenue and Monthly Recurring Revenue (“MRR”);

•
our expectation that over time, any impact to MRR from local currency billing will be offset by reduced friction and an enhanced in-market experience, which we anticipate will attract more merchants to our platform and our merchant solutions;

•	our expectation that sales and marketing expenses will increase in absolute dollars but decline as a percentage of total revenues over time;
•
our expectation that our research and development expenses will increase in absolute dollars as we continue to increase the functionality of our platform, but will decline as a percentage of total revenues over time;

•
our expectation that general and administrative expenses will increase on an absolute dollar basis, but may decrease as a percentage of our total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•
our expectation that transaction and loan losses related to Shopify Payments, Shop Pay Installments, Shopify Balance and Shopify Capital will increase on an absolute dollar basis over time as merchant penetration and adoption grow;

•	the change in fair value of certain equity and other investments which may fluctuate period to period, and may cause volatility to our earnings;
•
our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;

•	our future obligation to purchase outstanding 0.125% convertible senior notes due 2025 (the “Notes”) on the occurrence of a fundamental change;
•	our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;
•	our future financing requirements and the availability of capital;
•	the future value of our investment income, in particular as a result of changes in interest rates, fair value or due to observable changes in price or impairments;

•	the fair market value of the Notes as a result of changes in interest rates or the price of our Class A subordinate voting shares;
•	expected credit losses as a result of macroeconomic factors;
•	our expectations regarding contractual obligations and contingencies;
•	the impact of inflation on our costs and operations and on our merchants sales;
•	our accounting estimates, allowances, provisions, and assumptions made in the preparation of our financial statements; and
•	our expectations regarding the impact of recently adopted accounting standards.
The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:
•	our belief that the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose will yield longer-term benefits;
•	our ability to increase the functionality of our platform;
•	our ability to offer more sales channels that can connect to the platform;
•	our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;
•	our belief that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants;
•	our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;
•
our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants, including our ability to retain merchants that have moved from physical retail to ecommerce as a result of the COVID-19 pandemic;

•	our belief that ecommerce growth will proceed at a normalized rate in 2022, supported by healthy economic growth and continued penetration of retail by ecommerce;
•	our ability to manage our growth effectively;
•	our ability to protect our intellectual property rights;
•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;
•	our ability to develop new solutions to extend the functionality of our platform and provide a high level of merchant service and support;
•	our ability to hire, retain and motivate qualified personnel and to manage our operations in a digital-by-design model;
•	our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;
•
our belief that our strategic investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;

•	our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;
•	our belief that MRR is most closely correlated with the long-term value of our merchant relationships;
•	our assumptions regarding the principal competitive factors in our markets;

•	our ability to predict future commerce trends and technology;
•	our assumptions that higher margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;
•	our expectation that Shopify Payments will continue to expand internationally;
•	our expectation that Shopify Fulfillment Network will scale and grow as we optimize the network, and we will continue to invest to support this growth;
•
our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and in increasing revenues from both;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•	our ability to retain key personnel;
•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;
•	our assumptions as to our future expenses and financing requirements;
•	our assumptions as to our critical accounting policies and estimates; and
•	our assumptions as to the effects of accounting pronouncements to be adopted.
Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section of our Annual Information Form for the year ended December 31, 2021 and elsewhere in this MD&A, including but not limited to risks relating to:
•	sustaining our rapid growth;
•	managing our growth;
•	our potential inability to compete successfully against current and future competitors;
•	the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps;
•	a denial of service attack or security breach;
•	our ability to innovate;
•	our limited operating history in new and developing markets and new geographic regions;
•	international sales and operations and the use of our platform in various countries;
•	our current reliance on a single supplier to provide the technology we offer through Shopify Payments;
•	the reliance of our growth in part on the success of our strategic relationships with third parties;
•	our potential inability to hire, retain and motivate qualified personnel;
•	our use of a single cloud-based platform to deliver our services;
•	complex and changing laws and regulations worldwide;
•	our dependence on the continued services and performance of our senior management and other key employees;
•
the COVID-19 pandemic and its impact on our business, financial condition and results of operations including the impact of measures taken to contain the virus and the impact on the global economy and consumer spending and on our merchants’ and partners’ ecosystem;

•	payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance;
•	our history of losses and our potential inability to maintain profitability;

•	our potential failure to effectively maintain, promote and enhance our brand;
•	serious errors or defects in our software or hardware;
•	our potential inability to achieve or maintain data transmission capacity;
•	activities of merchants or partners or the content of merchants’ shops and our ability to detect and address unauthorized activity on our platform;
•	evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;
•	acquisitions and investments, including strategic investments;
•	our ability to successfully scale, optimize and operate Shopify Fulfillment Network;
•	risks associated with Shopify Capital, and offering financing to merchants;
•	potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings;
•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses (“SMBs”) or their buyers;
•	manufacturing and supply chain risks;
•	unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns;
•	being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants;
•	the interoperability of our platform with mobile devices and operating systems;
•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;
•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•	our pricing decisions for our solutions;
•	our use of open source software;
•	seasonal fluctuations;
•	exchange rate fluctuations that may negatively affect our results of operations;
•	our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;
•	provisions of our financial instruments including the Notes;
•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;
•	our tax loss carryforwards;
•	ownership of our shares;
•	our sensitivity to interest rate fluctuations; and
•	our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation.
Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.
The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.
COVID-19
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health and well-being of our employees, partners, service providers, and communities. We have also accelerated products that we believe will best serve our merchants as they deal with the challenges of COVID-19.
Beginning in March 2020, we observed sustained strong momentum in GMV, buoyed by restrictions related to COVID-19, as consumers looked for ways to purchase at a safe distance, utilizing ecommerce and benefiting from features such as curbside pickup and local delivery. The momentum continued throughout the year ended December 31, 2021, albeit at a slower pace, as we experienced an increase in GMV relative to the preceding fiscal year. The increase was driven by traditional retail businesses expanding or migrating their operations online with our platform and services as well as by an increase in the number of merchants using our retail Point-of-Sale (“POS”) solutions. While we believe that the COVID-triggered acceleration of ecommerce that spilled into the first half of 2021 in the form of lockdowns and government stimulus will be absent from 2022, we see healthy economic growth supporting the continued penetration of retail by ecommerce. The effect of COVID-19 on other aspects of our results of operations and financial performance in the long-term, such as revenues, remains uncertain and may only be reflected in future periods.
The effects of COVID-19 have led us to reimagine the way we work resulting in the decision to be a “digital-by-design” company. Shopify employees continued to work remotely in 2021 and beyond 2021, Shopify will continue to embrace this digital-first way of thinking, working, and operating with the intention that the majority of employees will work remotely permanently. We believe the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose, including use for team collaboration and events, will yield longer-term benefits, including leveling the playing field for employees who already work from home, helping our employees stay healthy and safe, opening ourselves up to a diverse global talent pool, eliminating unnecessary commutes and fast-tracking new and better ways to work together that are more productive and rewarding. As a result of this decision, in the second quarter of 2020 we terminated certain lease agreements or sought to sublet space at certain office locations. In the third quarter of 2021, we ceased use of additional office space and began the process to terminate lease agreements or seek to sublet space at certain office locations resulting in an impairment charge of $30.1 million in the year ended December 31, 2021. We continue to assess the ongoing need for the remaining offices and may repurpose them to accommodate physical distancing measures, further reconfigure them for use in a digital-by-design framework, or look to sublease or terminate the related leases in the future.
Overview
Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere.
In an era where social media, cloud computing, mobile devices, augmented reality and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:
A multi-channel front end. Our software enables merchants to easily display, manage, market and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces. More than two-thirds of our merchants have installed two or more channels. The Shopify application program interface (“API”) has been developed to support custom storefronts that let merchants sell anywhere, in any language.
A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in 21 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, discover new buyers and build customer relationships, source products, leverage analytics and reporting, manage cash, payments and transactions, and access financing.
A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and a merchant’s products, providing rich data to inform merchant decisions. With a large, rapidly growing and highly qualified team of data personnel, we expect to continue leveraging data for the benefit of our merchants with critical safeguards in place to ensure privacy, security and compliance.
Shopify also enables merchants to build their own brand, leverage mobile technology, sell internationally, and handle massive traffic spikes with flexible infrastructure:
Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to build buyer loyalty and competitive advantage. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, with features such as Shop Pay and Shop Pay Installments, and with our investments in additional buyer touchpoints, such as retail, shipping, fulfillment, and Shop, our all-in-one digital shopping companion app, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.
Mobile. As ecommerce expands as a percentage of overall retail transactions, a trend that accelerated in 2020 when the global COVID-19 pandemic necessitated physically distanced commerce, buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. Shopify has focused on enabling mobile commerce, and the Shopify platform includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers a quick and secure check-out option by using Shop Pay, Apple Pay, Facebook Pay, and Google Pay on the web, and we continue to explore other new ways to offer payment flexibility and accelerated checkout. Just as Shopify’s tools enable retailers to sell directly to their buyers through online stores, the Shop app provides merchants that same direct sales power through an app. The Shop app is a digital shopping assistant that is available to buyers on iOS and Android mobile devices. Buyers use the Shop app to track packages, discover products from their favorite merchants, and engage with brands directly, which helps merchants increase the loyalty and lifetime value of their buyers. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, and Shopify continues to strive to make it easier to do so.
Global. Commerce thrives when merchants are able to build a global brand and commerce beyond their own borders with little friction. Shopify Markets, a product introduced in 2021, enables merchants to manage localized storefronts in different countries through one global store, making cross-border commerce easier for entrepreneurs. With Shopify Markets, merchants can easily set up market-specific buying experiences, enabling buyers to shop in their local currencies, languages, domains, and payment methods. Shopify Markets also automatically calculates duty and import fees. Such tailored experiences are designed to increase local buyer trust and conversion, enabling merchants to enter new geographies more easily. Shopify Markets complements our partnership with Global-E, an offering for merchants who want to fully outsource their cross-border business with an approved third-party partner.
Infrastructure. We build our platform to address the growing challenges facing merchants and with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality and designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. The Shopify Plus plan also appeals to larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.
Sustainability
Shopify is a company that wants to see the next century, and has taken many steps to build a sustainable company, including committing to carbon neutrality. As part of this commitment, in 2019, we decommissioned our data centres and migrated our platform to Google Cloud, which is 100% powered by renewable energy.
Because we view commerce as a powerful vehicle for positive systemic change, as part of our focus on the long term, in 2019 Shopify launched a sustainability fund with the intent to commit at least $5 million annually to fund what Shopify believes are the most promising and impactful technologies and projects to combat climate change, with a bias toward solutions that remove carbon from the atmosphere and permanently lock it away, as opposed to traditional offsets that pay others to avoid carbon emissions. In 2021, our sustainability fund invested in offsetting our operational footprint during the year, purchasing renewable energy certificates for our office buildings and employee home offices as well as purchasing carbon removal to completely eliminate the impact of carbon emissions from shipping every single order on our platform over the Black Friday/Cyber Monday shopping weekend. In addition, we continuously offset all carbon emissions associated with shipping orders placed using Shop Pay, our checkout accelerator. We give our merchants the ability to offset the carbon emissions associated with shipping all their orders via Offset, an app we launched in 2020.
Ecosystem
A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. More than 40,000 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship was further strengthened in the second half of 2021 when we extended more generous revenue sharing terms with app and theme developers. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API and the more than 8,000 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.
Business Overview
Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to companies with large-scale, direct-to-consumer operations realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the year ended December 31, 2021, our platform facilitated GMV of $175.4 billion, representing an increase of 46.7% from the year ended December 31, 2020. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.
Our business has experienced rapid growth. During the year ended December 31, 2021, our total revenue was $4,611.9 million, an increase of 57.4% versus the year ended December 31, 2020. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the year ended December 31, 2021, subscription solutions revenues accounted for 29.1% of our total revenues (31.0% in the year ended December 31, 2020). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus solves for the complexity of merchants as they grow and scale globally, offering additional functionality, and support, including features like Shopify Flow and Launchpad, for ecommerce automation, and dedicated account management where appropriate. Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix and FIGS are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve. We also expect to expand the number of markets where we bill in local currency in order to reduce friction and attract more merchants to our platform.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering, the sale of themes, the sale of apps, and the registration of domain names. Subscription solutions revenues increased from $908.8 million in the year ended December 31, 2020 to $1,342.3 million in the year ended December 31, 2021, representing an increase of 47.7%. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe MRR is most closely correlated with the long-term value of our merchant relationships. As of December 31, 2021, MRR totaled $102.0 million, representing an increase of 23.5% relative to MRR at December 31, 2020. In the year ended December 31, 2021, subscription solutions revenue grew at a faster rate than MRR due to the increase in merchants joining the platform in 2020 after obtaining the extended 90-day free trial which resulted in lower subscription revenues during the trial period in 2020. Furthermore, the growth is attributable to platform fees increasing as a percentage of total subscription solutions, which was offset slightly by lower app and theme related revenue due to revised pricing terms with developer partners beginning in the third quarter of 2021. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”. As at December 31, 2021, we host millions of merchants on our platform.
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the year ended December 31, 2021, merchant solutions revenues accounted for 70.9% of total revenues (69.0% in the year ended December 31, 2020). We principally generate merchant solutions revenues from payment processing fees and currency conversion fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees and currency conversion fees from Shopify Payments, we also generate merchant solutions revenue from other transaction services, referral fees, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Balance, Shopify Shipping, Shopify Fulfillment Network, collaborative warehouse fulfillment solutions, non-cash consideration obtained for services rendered as part of strategic partnerships, the sale of POS hardware, Shopify Email and Shopify Markets. Shopify Capital is currently available for merchants in the United States, the United Kingdom and Canada. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $2,020.7 million in the year ended December 31, 2020 to $3,269.5 million in the year ended December 31, 2021, representing an increase of 61.8%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals, business sizes, and geographies and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that connect merchants with their specific target audience, develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth, enhance our ecosystem and partner programs, provide a high level of merchant support, hire, retain and motivate qualified personnel, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants.
Consistent with investing for the long-term, in 2019 we began building Shopify Fulfillment Network, a network of distributed third-party fulfillment centers across the United States and Canada, to help merchants deliver orders to buyers quickly and cost-effectively, while putting their own brand and customer experience front and center. In 2021, we began building out our own warehouse in Atlanta to test 6RS and Shopify fulfillment under real-world conditions at scale. We intend to consolidate the network into larger, strategically located hub warehouses, and to operate several of them ourselves, while partnering as needed. Additionally, we are simplifying our offer to merchants and unifying the network using warehouse management software we developed to improve quality, operational performance, and variable cost per unit. We expect to continue to invest in and optimize this offering to further support our merchants.

Key Performance Indicators
Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue (“MRR”) and Gross Merchandise Volume (“GMV”). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
The following table shows MRR and GMV for the years ended December 31, 2021 and 2020.
	Years ended December 31,
	2021	2020
	(in thousands)
Monthly Recurring Revenue	$102,022	$82,611
Gross Merchandise Volume	$175,361,814	$119,577,147
Monthly Recurring Revenue
We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. Subscription plans to both our platform and our POS Pro offering are included in this calculation. When applicable, MRR relating to subscription plans billed in a merchant’s local currency is converted to USD using the respective currency exchange rate as of the period end date. Merchants on free trials are excluded from this calculation through the duration of the free trial. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscription solutions revenue. We had $102.0 million of MRR as at December 31, 2021 compared to $82.6 million as at December 31, 2020. In the year ended December 31, 2020, our MRR growth rate increased significantly which was driven by shops that were created during the extended free trial period offered from March 21, 2020 to May 31, 2020 remaining on the platform and converting to paying merchants in the year. In the year ended December 31, 2021 we observed a lower MRR growth rate, relative to the year ended December 31, 2020 due to the influx of merchants joining the platform during the early days of the COVID-19 pandemic, supported by a number of initiatives to help merchants quickly and easily start selling, such as the extended free trial offered to all new standard merchants. Going forward, we expect to expand the number of markets where we bill in local currency, and that over time any impact to MRR will be more than offset by the fact that the reduced friction and enhanced in-market experience will attract more merchants to our platform who make use of our merchant solutions.
Gross Merchandise Volume
GMV is the total dollar value of orders facilitated through our platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the years ended December 31, 2021 and 2020, we facilitated GMV of $175.4 billion and $119.6 billion, respectively. In the year ended December 31, 2021, we experienced sustained growth in GMV coming off the tailwinds of the shift to ecommerce accelerated by COVID-19 in 2020. Going forward, we expect more normalized growth in GMV against a more measured macro environment relative to 2021, but also expect that changed behaviours adopted by merchants and consumers in 2020 and 2021 driven by COVID-19 will continue to expand the prospects for entrepreneurship and digital commerce.
Factors Affecting the Comparability of Our Results
Change in Revenue Mix
As a result of the continued growth of Shopify Payments, revenue-sharing agreements, transaction fees, Shopify Shipping, Shopify Capital, Shopify Fulfillment Network, and non-cash consideration obtained for services rendered as part of strategic partnerships, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. We expect the development of Shopify Fulfillment Network and 6RS to be dilutive to the gross margin percentage for merchant solutions in the short term. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.
Seasonality
Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.
Foreign Currency Fluctuations
While most of our revenues are denominated in USD, a significant portion of our operating expenses are incurred in CAD. As a result, our results of operations will be adversely impacted by an increase in the value of the CAD relative to the USD. As our operations continue to expand internationally, we may observe additional fluctuations in other foreign currencies, including GBP and EUR, as a result of offering local currency billing options and additional operating expenses. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-USD based payment processing and other merchant solutions revenues increase. Refer to the “Risks and Uncertainties—Foreign Currency Exchange Risk” section below for additional information on the effect on reported results of changes in foreign exchange rates.
Key Components of Results of Operations
Revenues
We derive revenues from subscription solutions and merchant solutions.
Subscription Solutions
We principally generate subscription solutions revenues through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales that offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Subscription fees for all plans, except Shopify Plus, are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. Shopify Plus plans are billed in arrears. For subscription fees that are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue over time on a ratable basis over the contractual term. These subscription fees are non-refundable. Revenues from variable platform fees are based on the merchants’ volume of sales and recognized as revenue when we have a right to invoice. They are classified within subscription solutions because they represent a variable component of the merchants’ subscription fee.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps and themes are recognized net of amounts attributable to the third-party developers. In the fourth quarter of 2021, we commenced recognizing revenue for the sale of themes on a net basis (as an agent) as a result of revised contract terms with our theme partners. Prior to this date, revenue from the sale of themes was recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.
Merchant Solutions
We generate merchant solutions revenues from payment processing fees and currency conversion fees from Shopify Payments, transaction fees, referral fees from partners, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Balance, Shopify Shipping, Shopify Fulfillment Network, collaborative warehouse fulfillment solutions, non-cash consideration obtained for services rendered as part of strategic partnerships, the sale of POS hardware, Shopify Email and Shopify Markets.
The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments and currency conversion is recognized at the time of the transaction. For Shopify Payments transactions, processing payment fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable. Currency conversion fees are determined based on a percentage of the dollar amount converted in a payment processing transaction, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV sold through the platform. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed. Any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
We also generate merchant solutions revenues in the form of referral fees from partners to which we direct business and with which we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.
Advertising revenue is earned on the Shopify App Store as merchants click on the apps being advertised by our partners. We recognize advertising revenues when we are entitled to receive payment from the partner.
Shopify Capital, a merchant cash advance (“MCA”) and loan program for eligible merchants, is offered in the United States, the United Kingdom and Canada to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant’s future receivables or making a loan to help assess collectibility. Under Shopify Capital, we purchase a designated amount of future receivables at a discount or make a loan. The advance, or the loan, is forwarded to the merchant at the time the related agreement is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted. Certain merchant cash advances and loans are facilitated internally and originated by a bank partner, from whom we then purchase the merchant cash advances and loans obtaining all rights, title, and interest or discount for a fee calculated as a percentage of the merchant cash advance or loan’s principal. Revenues for Shopify Capital are earned in accordance with the description below and are presented net of any deferred origination fees which are amortized over the contractual or expected term of the MCA or loan. For Shopify Capital MCAs, we apply a percentage of the remittances collected against the merchant’s receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, we calculate an expected repayment date. Using the merchant’s contractual or expected repayment date, we calculate an effective interest rate based on the merchant’s expected future payment volume to determine how much of a merchant’s repayment to recognize as revenue and how much to apply against the merchant’s receivable balance. We have mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada (“EDC”) to insure some of the MCAs and loans offered by Shopify Capital in the United States, the United Kingdom and Canada. Refer to the “Risks and Uncertainties—Concentration of Credit Risk” section below for additional information on these policies.
Shop Pay Installments, a “buy now pay later” product, enables merchants to sell their goods to buyers on an interest-free payment plan. Merchants will receive upfront payment for a sale, net of fees, without the worry associated with collecting future payments from the buyer. Revenues earned from Shop Pay Installments are recognized when a merchant makes a sale using this product, and is based on a percentage of the total order value. We earn and recognize a portion of the revenue from each merchant sale, with the majority of revenue earned and recognized by our third-party provider that bears the buyer underwriting and buyer credit risk associated with the product.
Shopify Balance, our money management product, offers merchants a no fee money management account with fast access to their cash, a card for spending online, on mobile, or in store, and rewards featuring cash back, perks, and discounts on everyday business spending. We recognize revenue at the time of the transaction as the card is used, with cash back rewards earned through the program netted against revenue.
Shopify Shipping allows merchants to buy and print outbound and return shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. We recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.
Shopify Fulfillment Network is a dedicated network of fulfillment centers in the United States and Canada. Revenues related to warehouse storage and outbound shipping are recognized over time, as merchants receive and consume the benefits obtained from these services. The revenues related to picking, packaging, and preparing orders for shipment are recognized once the services have been rendered. In some instances, we offer an all-in fulfillment service that combines warehouse storage, picking, packaging and preparing orders for shipment, and outbound shipping. This all-in fulfillment service revenue is recognized over time from the point we receive and inbound the product up to delivery to the end-customer.
We offer collaborative warehouse fulfillment solutions in which revenues related to offering cloud-based software and collaborative mobile robots are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.
From time to time, we receive non-cash consideration in the form of equity investments from customers with whom we have developed strategic partnerships. The non-cash consideration is measured as the fair value at the inception of the contract, and any changes in fair value after contract inception are excluded from revenue, and classified within “other income, net” in the consolidated statement of operations and comprehensive income. As we are required to provide referral services and other services to support the partners’ merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts, which are typically three to seven years in length.
In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.
Shopify Email, launched in 2019, is our native email marketing tool designed to enable merchants to create, run, and track email marketing campaigns from within the merchant admin, and help merchants to build direct relationships with buyers. Revenue from Shopify Email is based on the merchants’ volume of emails sent and recognized as revenue when we have a right to invoice.
Shopify Markets, our end-to-end cross-border commerce product offering launched in 2021, integrates services to centralize the platform’s cross-border capabilities and enable merchants to penetrate the global commerce market. Shopify Markets leverages our existing transactional services and partnerships from which the Company earns referral fees to provide a tailored experience for each market. Revenues earned are recognized in accordance with the preceding paragraphs.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”
Cost of Revenues
Cost of Subscription Solutions
Cost of subscription solutions consists primarily of costs associated with billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure, hosting costs and other direct costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as amortization of acquired intangible assets and amortization of internally developed software costs and allocated overhead. Overhead associated with information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.
Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold. In the fourth quarter of 2021, the Company changed from being the principal in the arrangement with customers for the sale of themes to being the agent in these arrangements as a result of revised contract terms with its partners. As a result, beginning in the fourth quarter of 2021, the costs associated with the sale of themes is recognized net within subscription solutions revenue.
Also included as cost of subscription solutions are domain registration fees.
We expect that the cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.
Cost of Merchant Solutions
Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of credit card fees related to billing our merchants, product costs associated with expanding our product offerings, including Shopify Balance, third-party infrastructure and hosting costs, and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.
Cost of merchant solutions also includes amortization of acquired intangible assets relating mostly to the acquired 6RS technology and amortization of internally developed software costs. In addition, we incur costs associated with warehouse storage, outbound shipping, picking, packaging, and the preparation of orders for shipment as part of the Shopify Fulfillment Network offering; costs associated with 6RS for materials and third-party manufacturing for those fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues; and costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price and expenses associated with our use of a third-party fulfillment company, shipping and handling.
We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases, resulting in a growth in volumes processed. We also expect additional increases as we continue to expand Shopify Payments internationally and as we continue to invest in Shopify Fulfillment Network. We expect the development of Shopify Fulfillment Network and 6RS collaborative warehouse fulfillment solutions to be dilutive to the gross margin percentage for merchant solutions in the short term.
Operating Expenses
Sales and Marketing
Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, costs associated with partner and developer conferences, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred, however, contract costs associated with Plus merchants are amortized over the expected life of their relative contract. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.
Research and Development
Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees as well as internal use hosting costs and corporate overhead allocations. Research and development costs are generally expensed as incurred. We capitalize certain development costs incurred in connection with our internal use software as well as costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.
General and Administrative
General and administrative expenses consist of employee-related expenses for finance and accounting, legal, administrative, human relations and IT personnel, impairment related to certain office leases we have ceased using, professional services fees, sales and use and other value added taxes, insurance, the provision for expected credit losses on uncollectible receivables, corporate overhead allocations and other corporate expenses, including sustainability spend. We expect that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Transaction and Loan Losses
Transaction and loan losses consist of expected and actual losses related to Shopify Payments, Shop Pay Installments, Shopify Balance, and Shopify Capital. We are exposed to transaction losses on Shopify Payments, Shop Pay Installments, and Shopify Balance as a result of unrecovered merchant transactions due to returns and disputes. We are also exposed to Shopify Balance losses when a merchant account experiences unauthorized transactions where funds cannot be recovered or reversed. We are exposed to transaction losses on merchant cash advances offered through Shopify Capital as a result of fraud or uncollectibility. We provide for loan losses whenever the amortized cost of loans exceeds their fair value. Transaction and loan losses are expected to increase in absolute dollars over time as merchant penetration and adoption grow.
Other Income (Expenses)
Other income (expenses) consists primarily of unrealized gains or losses on equity and other investments, transaction gains or losses on foreign currency, interest income, and interest expense related to the Notes. Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date based on the closing share price at the end of the period and any movements in the fair value are recognized into other income (expenses). Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative). The Company also holds an investment in convertible notes of a private company which is classified as an available-for-sale debt security, which the Company has elected to account for under the fair value option. The investment is carried at fair value at each balance sheet date and any movements in the fair value are recognized in other income (expense). The results from these equity investments may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Results of Operations
The following table sets forth our consolidated statement of operations for the years ended December 31, 2021, 2020, and 2019.
	Years ended December 31,
	2021	2020	2019
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$1,342,334	$908,757	$642,241
Merchant solutions	3,269,522	2,020,734	935,932
	4,611,856	2,929,491	1,578,173
Cost of revenues(1)(2):
Subscription solutions	264,351	193,532	128,155
Merchant solutions	1,866,361	1,194,439	584,375
	2,130,712	1,387,971	712,530
Gross profit	2,481,144	1,541,520	865,643
Operating expenses:
Sales and marketing(1)(2)	901,557	602,048	472,841
Research and development(1)(2)	854,383	552,127	355,015
General and administrative(1)	374,844	245,343	153,765
Transaction and loan losses	81,717	51,849	25,169
Total operating expenses	2,212,501	1,451,367	1,006,790
Income (loss) from operations	268,643	90,153	(141,147)
Other income, net	2,871,949	150,211	45,332
Income (loss) before income taxes	3,140,592	240,364	(95,815)
(Provision for) recovery of income taxes	(225,933)	79,145	(29,027)
Net income (loss)	$2,914,659	$319,509	$(124,842)
Net income (loss) per share attributable to shareholders:
Basic	$23.38	$2.67	$(1.10)
Diluted	$22.90	$2.59	$(1.10)
Shares used to compute net income (loss) per share attributable to shareholders:
Basic	124,658,891	119,569,705	113,026,424
Diluted	127,364,735	123,463,274	113,026,424
(1)	Includes stock-based compensation expense and related payroll taxes as follows:
	Years ended December 31,
	2021	2020	2019
	(in thousands)
Cost of revenues	$7,642	$7,472	$4,090
Sales and marketing	47,283	46,390	38,167
Research and development	250,787	188,249	104,645
General and administrative	91,337	52,195	29,861
	$397,049	$294,306	$176,763
(2)	Includes amortization of acquired intangibles as follows:
	Years ended December 31,
	2021	2020	2019
	(in thousands)
Cost of revenues	$20,399	$19,488	$9,624

	Years ended December 31,
	2021	2020	2019
	(in thousands)
Sales and marketing	1,544	1,548	283
Research and development	206	233	232
	$22,149	$21,269	$10,139
The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2021, 2020, and 2019.
	Years ended December 31,
	2021	2020	2019
Revenues:
Subscription solutions	29.1%	31.0%	40.7%
Merchant solutions	70.9%	69.0%	59.3%
	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	5.7%	6.6%	8.1%
Merchant solutions	40.5%	40.8%	37.0%
	46.2%	47.4%	45.1%
Gross profit	53.8%	52.6%	54.9%
Operating expenses:
Sales and marketing	19.5%	20.6%	30.0%
Research and development	18.5%	18.8%	22.5%
General and administrative	8.1%	8.4%	9.7%
Transaction and loan losses	1.8%	1.8%	1.6%
Total operating expenses	48.0%	49.5%	63.8%
Income (loss) from operations	5.8%	3.1%	(8.9)%
Other income, net	62.3%	5.1%	2.9%
Income (loss) before income taxes	68.1%	8.2%	(6.0)%
(Provision for) recovery of income taxes	(4.9)%	2.7%	(1.9)%
Net income (loss)	63.2%	10.9%	(7.9)%
The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2021, 2020, and 2019, based on the location of our merchants.
	Years ended December 31,
	2021	2020	2019
	(in thousands)
Revenues:
North America
Canada	$316,699	$192,721	$96,168
United States	2,973,934	1,954,105	1,079,520
EMEA	799,602	454,269	224,561
APAC	467,009	292,240	157,241
Latin America	54,612	36,156	20,683
Total Revenues	$4,611,856	$2,929,491	$1,578,173

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2021, 2020, and 2019, based on the location of our merchants.
	Years ended December 31,
	2021	2020	2019
Revenues:
North America
Canada	6.9%	6.6%	6.1%
United States	64.5%	66.7%	68.4%
EMEA	17.3%	15.5%	14.3%
APAC	10.1%	10.0%	9.9%
Latin America	1.2%	1.2%	1.3%
Total Revenues	100.0%	100.0%	100.0%
Discussion of the Results of Operations for the years ended December 31, 2021, 2020, and 2019
Revenues
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
Revenues:
Subscription solutions	$1,342,334	$908,757	$642,241	47.7%	41.5%
Merchant solutions	3,269,522	2,020,734	935,932	61.8%	115.9%
Total revenues	$4,611,856	$2,929,491	$1,578,173	57.4%	85.6%
Percentage of revenues:
Subscription solutions	29.1%	31.0%	40.7%
Merchant solutions	70.9%	69.0%	59.3%
	100.0%	100.0%	100.0%
Subscription Solutions
Subscription solutions revenues increased $433.6 million, or 47.7%, for the year ended December 31, 2021 compared to the same period in 2020. Subscription solutions revenues increased $266.5 million, or 41.5%, for the year ended December 31, 2020 compared to the same period in 2019. The increase in both periods was primarily a result of growth in MRR driven by the higher number of merchants using our platform.
Merchant Solutions
Merchant solutions revenues increased $1,248.8 million, or 61.8%, for the year ended December 31, 2021 compared to the same period in 2020. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $879.0 million, or 57.7%, in 2021 compared to the same period in 2020. This increase was a result of continued momentum in consumer trends following the COVID-triggered acceleration of ecommerce, an increase in the number of merchants using our platform, an increase in currency conversion fees, improved pricing, and an increase in adoption of Shopify Payments by our merchants. These factors drove $31.9 billion of additional GMV facilitated using Shopify Payments in 2021 compared to the same period in 2020, representing growth of 59.2% year over year. For the year ended December 31, 2021, the Shopify Payments penetration rate was 48.9%, resulting in GMV of $85.8 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 45.1%, resulting in GMV of $53.9 billion that was facilitated using Shopify Payments in the same period in 2020. The overall increase in Shopify Payments revenue was offset slightly by changes in merchant type mix, in addition to country mix. As at December 31, 2021 Shopify Payments adoption among our merchants was as follows: Canada, 92%; United States, 88%; and other countries where Shopify Payments is available, 84% (December 31, 2020 - Canada, 92%; United States, 90%; and other countries where Shopify Payments is available, 83%).
In addition to the increase in revenue from Shopify Payments, revenue from referral fees from partners, Shopify Shipping, Shopify Capital, revenue from transaction fees, 6RS fulfillment solution revenue, Shopify Fulfillment

Network, and advertising revenue on the Shopify App Store increased during the year ended December 31, 2021 compared to the same period in 2020, as a result of the increase in GMV facilitated through our platform.
Furthermore, revenue related to non-cash consideration received for services rendered as part of strategic partnerships drove an increase in merchant solutions revenue during the year ended December 31, 2021 compared to the same period in 2020.
Merchant solutions revenues increased $1,084.8 million, or 115.9%, for the year ended December 31, 2020 compared to the same period in 2019. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $835.2 million, or 121.2%. Additionally, revenue from transaction fees, referral fees from partners, Shopify Shipping, Shopify Capital, and Shopify Fulfillment Network increased for the year ended December 31, 2020 compared to the same period in 2019.
Cost of Revenues
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$264,351	$193,532	$128,155	36.6%	51.0%
Cost of merchant solutions	1,866,361	1,194,439	584,375	56.3%	104.4%
Total cost of revenues	$2,130,712	$1,387,971	$712,530	53.5%	94.8%
Percentage of revenues:
Cost of subscription solutions	5.7%	6.6%	8.1%
Cost of merchant solutions	40.5%	40.8%	37.0%
	46.2%	47.4%	45.1%
Cost of Subscription Solutions
Cost of subscription solutions increased $70.8 million, or 36.6%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: third-party infrastructure and hosting costs, credit card fees for processing merchant billings, employee-related costs, and payments to third-party partners for the registration of domain names. As a percentage of revenues, costs of subscription solutions decreased from 6.6% in 2020 to 5.7% in 2021 primarily due to a greater weighting of total revenue shifting towards merchant solutions along with a decrease in recognized cost of sales related to third-party partners for the development of themes as we commenced recognizing revenue for the sale of themes net of costs in the fourth quarter. Additionally, employee-related costs, amortization, largely related to internally developed software, and credit card fees for processing merchant billings decreased as a percentage of total revenues in 2021.
Cost of subscription solutions increased $65.4 million, or 51.0%, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily due to higher third-party infrastructure and hosting costs, payments to third-party theme developers, credit card fees for processing merchant billings and employee-related costs.
Cost of Merchant Solutions
Cost of merchant solutions increased $671.9 million, or 56.3%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. The increase was also due to an increase in costs associated with operating Shopify Fulfillment Network, credit card fees for processing merchant billings, product costs associated with expanding our product offerings, costs associated with 6RS such as employee-related costs, materials and third-party manufacturing costs, infrastructure and hosting costs, cost of POS hardware units, employee-related costs, and amortization of acquired technology. Cost of merchant solutions as a percentage of revenues decreased from 40.8% in 2020 to 40.5% in 2021 as the impact of Shopify Payments, which represented a larger percentage of total revenues, was offset by an increase in higher margin revenue streams such as referral fees from partners, Shopify Capital and non-cash consideration obtained for services rendered as part of strategic partnerships.

Cost of merchant solutions increased $610.1 million, or 104.4%, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing fees and interchange fees. The increase was also due in part to costs associated with Shopify Fulfillment Network, higher amortization, largely related to the technology resulting from the 6RS acquisition.
Gross Profit
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
Gross profit	$2,481,144	$1,541,520	$865,643	61.0%	78.1%
Percentage of total revenues	53.8%	52.6%	54.9%
Gross profit increased $939.6 million, or 61.0%, for the year ended December 31, 2021 compared to the same period in 2020. As a percentage of total revenues, gross profit increased from 52.6% in the year ended December 31, 2020 to 53.8% in the year ended December 31, 2021, principally due to higher revenues from higher margin revenue streams.
Gross profit increased $675.9 million, or 78.1%, for the year ended December 31, 2020 compared to the same period in 2019. As a percentage of total revenues, gross profit decreased from 54.9% in the year ended December 31, 2019 to 52.6% in the year ended December 31, 2020, due to Shopify Payments representing a larger percentage of total revenue, the costs associated with the continued development of Shopify Fulfillment Network, and amortization of technology related to the 6RS acquisition. This was partly offset by higher revenues from higher margin products such as referral fees from partners, Shopify Shipping, and Shopify Capital.
Operating Expenses
Sales and Marketing
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
Sales and marketing	$901,557	$602,048	$472,841	49.7%	27.3%
Percentage of total revenues	19.5%	20.6%	30.0%
Sales and marketing expenses increased $299.5 million, or 49.7%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase of $196.5 million in expenditures on marketing programs to support the growth of our business, such as advertisements on search engines, display ads and social media, and payments to partners. Employee-related costs increased $92.7 million ($0.9 million of which related to stock-based compensation and related payroll taxes) to support the growth of the business. Computer hardware and software costs increased by $10.3 million, largely due to the growth in sales and marketing headcount.
Sales and marketing expenses increased $129.2 million, or 27.3%, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to an increase of $66.1 million in expenditures on marketing programs. In addition to marketing costs, employee-related costs increased by $56.5 million and computer hardware and software costs increased by $4.2 million.
Research and Development
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
Research and development	$854,383	$552,127	$355,015	54.7%	55.5%
Percentage of total revenues	18.5%	18.8%	22.5%
Research and development expenses increased $302.3 million, or 54.7%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase of $278.7 million in employee-related costs ($62.5 million of which related to stock-based compensation and related payroll taxes) and a $21.8 million increase in computer hardware and software costs, all as a result of growth in our research and development employee base and expanded development programs.
Research and development expenses increased $197.1 million, or 55.5%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $173.9 million in employee-related costs, an increase of $12.6 million in computer hardware and software costs, all as a result of growth in our research and development employee base and expanded development program, and a $9.1 million increase in facilities related costs, including the impact of accelerating depreciation at certain offices.
General and Administrative
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
General and administrative	$374,844	$245,343	$153,765	52.8%	59.6%
Percentage of total revenues	8.1%	8.4%	9.7%
General and administrative expenses increased $129.5 million, or 52.8%, for the year ended December 31, 2021 compared to the same period in 2020, due largely to an increase of $94.9 million in employee-related costs ($39.1 million of which related to stock-based compensation and related payroll taxes). The increase is also due to a $17.5 million increase in finance costs, which includes indirect taxes, general bad debt expense related to expected credit losses, insurance, depreciation of computers, and sustainability spend, and a $11.9 million increase in professional services for legal and financial services.
General and administrative expenses increased $91.6 million, or 59.6%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $43.7 million in employee-related costs, impairment of $31.6 million relating to certain office spaces we have ceased using, an increase of $14.5 million in finance costs, which included insurance, sustainability spend, corporate donations, sales and use and other value added taxes, and the provision for expected credit losses on uncollectible receivables, and an increase of $4.9 million in computer and software costs.
Transaction and Loan Losses
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
Transaction and loan losses	$81,717	$51,849	$25,169	57.6%	106.0%
Percentage of total revenues	1.8%	1.8%	1.6%
Transaction and loan losses increased $29.9 million, or 57.6%, for the year ended December 31, 2021 compared to the same period in 2020, due to an increase in losses related to Shopify Capital of $20.4 million driven by an expansion of our Capital offerings and programs as well as an increase in current expected losses related to Shopify Capital relative to the same period in 2020. The increase is also due to an increase of $9.5 million in losses related to Shopify Payments and Shop Pay Installments, as a result of an increase in realized losses in the period and increased GMV processed through Shopify Payments and Shop Pay Installments, offset by a decrease in the current expected loss rate related to Shopify Payments relative to the same period in 2020.

Transaction and loan losses increased $26.7 million, or 106.0%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $18.8 million in losses related to Shopify Payments driven by increased GMV processed through Shopify Payments, and a $7.9 million increase in losses related to Shopify Capital driven by an expansion of our Capital offerings and programs.
Other Income (Expenses)
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
Other income, net	$2,871,949	$150,211	$45,332	*	*
*	Not a meaningful comparison
In the year ended December 31, 2021 we had other income of $2,871.9 million compared to other income of $150.2 million in the same period in 2020, an increase of $2,721.7 million. The increase was driven by a net unrealized gain on equity and other investments of $2,859.8 million. The unrealized gain is mainly related to our investments in Affirm and Global-E due to the completion of their respective initial public offerings and the subsequent changes in their share price during the year. Other income also increased due to a $5.6 million reduction in interest expense related to the Notes due to the adoption of ASU 2020-06 in the period. The increase in other income was offset by a decrease in interest income of $8.1 million due to lower interest rates offset slightly by interest income from our investment in convertible notes in a private company.
Other income, net, increased by $104.9 million in the year ended December 31, 2020 compared to the same period in 2019. The increase was driven primarily by an increase in an unrealized gain on equity and other investments of $135.2 million, offset by a decrease in interest income of $24.7 million. The remaining difference is from foreign exchange gains.
(Provision for) Recovery of Income Taxes
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except percentages)
(Provision for) recovery of income taxes	$(225,933)	$79,145	$(29,027)	*	*
*	Not a meaningful comparison
In the third quarter of 2019, we formally established our EMEA headquarters in Ireland and our Asia-Pacific headquarters in Singapore. As a result of these actions, we transferred regional relationship and territory rights from our Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the current developed technology within Canada. These transfers reflect the growing proportion of our business occurring internationally and resulted in a one-time capital gain.
As a result of the application of our tax rates to the results of ongoing operations, other discrete items primarily related to share-based compensation, non-taxable unrealized gains on equity and other investments, change in valuation allowance related to deferred tax assets in the United States, and the reversal of the valuation allowance related to deferred tax assets in Canada, we had a provision for income taxes of $225.9 million in the year ended December 31, 2021, compared to a recovery of income taxes of $79.1 million in the same period in 2020.
As a result of the application of our tax rates on the results of ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, unrealized gains on equity and other investments, and considering our ability to carry-back losses to prior years in Canada along with the recognition of deferred tax assets in the United States, Ireland and Singapore, we had a recovery of income taxes of $79.1 million in the year ended December 31, 2020, compared to a provision for income taxes of $29.0 million in the same period in 2019.

Profit (Loss)
	Years ended December 31,			2021 vs 2020 % Change	2020 vs 2019 % Change
	2021	2020	2019
	(in thousands, except share and per share data)
Net income (loss)	$2,914,659	$319,509	$(124,842)	*	*

Net income (loss) per share attributable to shareholders:
Basic	$23.38	$2.67	$(1.10)	*	*
Diluted	$22.90	$2.59	$(1.10)	*	*
Shares used to compute net income (loss) per share attributable to shareholders:
Basic	124,658,891	119,569,705	113,026,424	*	*
Diluted	127,364,735	123,463,274	113,026,424	*	*
*	Not a meaningful comparison
For the year ended December 31, 2021, basic and diluted net income per share attributable to shareholders was $23.38 and $22.90, respectively, when compared to basic and diluted net income per share attributable to shareholders of $2.67 and $2.59, respectively, in the same period in 2020. The increase is largely due to net unrealized gains on equity and other investments and revenue growth from the sustained global shift to ecommerce during the year, as a result of the COVID-19 pandemic. This growth was slightly offset by our continued investments, which aim to increase our revenue base, improve the retention of this base, and strengthen our ability to increase sales to our merchants in order to drive future growth. Basic and diluted net loss per share attributable to shareholders of $1.10 for the year ended December 31, 2019 increased to basic and diluted net income per share attributable to share attributable to shareholders of $2.67 and $2.59, respectively, in the year ended December 31, 2020.

Quarterly Results of Operations
The following table sets forth our results of operations for the three months ended December 31, 2021 and 2020.
	Three months ended December 31,
	2021	2020
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	351,208	279,440
Merchant solutions	1,028,816	698,304
	1,380,024	977,744
Cost of revenues(1)(2):
Subscription solutions	75,587	59,250
Merchant solutions	611,778	414,106
	687,365	473,356
Gross profit	692,659	504,388
Operating expenses:
Sales and marketing(1)(2)	275,475	154,728
Research and development(1)(2)	273,912	159,077
General and administrative(1)	101,054	65,395
Transaction and loan losses	27,814	12,647
Total operating expenses	678,255	391,847
Income from operations	14,404	112,541
Other expenses, net	(503,123)	(2,788)
(Loss) income before income taxes	(488,719)	109,753
Recovery of income taxes	117,408	14,119
Net (loss) income	(371,311)	123,872

Net (loss) income per share attributable to shareholders:
Basic	$(2.95)	$1.01
Diluted	$(2.95)	$0.99
Shares used to compute net (loss) income per share attributable to shareholders:
Basic	125,734,755	122,181,067
Diluted	125,734,755	125,454,919
(1)	Includes stock-based compensation expense and related payroll taxes as follows:
	Three months ended December 31,
	2021	2020
	(in thousands)
Cost of revenues	$1,995	$1,705
Sales and marketing	13,735	10,044
Research and development	74,932	54,262
General and administrative	18,735	16,480
	$109,397	$82,491
(2)	Includes amortization of acquired intangibles as follows:
	Three months ended December 31,
	2021	2020
	(in thousands)
Cost of revenues	$5,960	$4,532
Sales and marketing	386	384
Research and development	32	59
	$6,378	$4,975

Revenues
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
Revenues:
Subscription solutions	$351,208	$279,440	25.7%
Merchant solutions	1,028,816	698,304	47.3%
Total revenues	$1,380,024	$977,744	41.1%
Percentage of revenues:
Subscription solutions	25.4%	28.6%
Merchant solutions	74.6%	71.4%
	100.0%	100.0%
Subscription Solutions
Subscription solutions revenues increased $71.8 million, or 25.7%, for the three months ended December 31, 2021 compared to the same period in 2020. The period-over-period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform. The increase was slightly offset by the impact of introducing our new partner pricing terms for both app and theme developers, which eliminated our revenue share on the first million dollars made by the developers in order to attract the best developers in the world.
Merchant Solutions
Merchant solutions revenues increased $330.5 million, or 47.3%, for the three months ended December 31, 2021 compared to the same period in 2020. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended December 31, 2021 compared to the same period in 2020. This increase was a result of continued momentum in consumer trends following the COVID-triggered acceleration of ecommerce, an increase in number of merchants using our platform, an increase in currency conversion fees, improved pricing, and an increase in our Shopify Payments penetration rate. These factors drove $8.6 billion of additional GMV facilitated using Shopify Payments in the three months ended December 31, 2021 compared to the same period in 2020, representing growth of 45.0% quarter over quarter. For the three months ended December 31, 2021, the Shopify Payments penetration rate was 51.3%, resulting in GMV of $27.7 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 46.5% resulting in GMV of $19.1 billion that was facilitated using Shopify Payments in the same period in 2020.
In addition to the increase in revenue from Shopify Payments, referral fees from partners, Shopify Capital, Shopify Shipping, and 6RS fulfillment solution revenue increased during the three months ended December 31, 2021 compared to the same period in 2020, as a result of the increase in GMV facilitated through our platform compared to the same period in 2020. Furthermore, revenue related to non-cash consideration received for services rendered as part of strategic partnerships drove an increase in merchant solutions revenue during the three months ended December 31, 2021 compared to the same period in 2020.

Cost of Revenues
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$75,587	$59,250	27.6%
Cost of merchant solutions	611,778	414,106	47.7%
Total cost of revenues	$687,365	$473,356	45.2%
Percentage of revenues:
Cost of subscription solutions	5.5%	6.1%
Cost of merchant solutions	44.3%	42.4%
	49.8%	48.4%
Cost of Subscription Solutions
Cost of subscription solutions increased $16.3 million, or 27.6%, for the three months ended December 31, 2021 compared to the same period in 2020. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: infrastructure and hosting costs, employee-related costs, and credit card fees for processing merchant billings. The increase was slightly offset with a decrease in recognized cost of sales related to third-party partners for the development of themes as we commenced recognizing revenue for the sale of themes net of costs in the fourth quarter. As a percentage of revenues, cost of subscription solutions decreased from 6.1% in the three months ended December 31, 2020 to 5.5% in the three months ended December 31, 2021 due to subscription solutions representing a smaller percentage of our total revenues, a decrease in recognized cost of sales related to third-party partners for the development of themes, and certain platform-related intangibles having been fully depreciated prior to the beginning of the three months ended December 31, 2021.
Cost of Merchant Solutions
Cost of merchant solutions increased $197.7 million, or 47.7%, for the three months ended December 31, 2021 compared to the same period in 2020. The increase was primarily due to higher payment processing and interchange fees resulting from an increase in GMV facilitated through Shopify Payments. The increase was also due to an increase in product costs associated with supporting and expanding our product offerings, infrastructure and hosting costs, 6RS costs such as employee-related costs, materials and third-party manufacturing costs, operating Shopify Fulfillment Network, amortization related to acquired intangible assets, credit card fees for processing merchant billings, cost of POS hardware units, and employee-related costs. Cost of merchant solutions as a percentage of revenues increased from 42.4% in the three months ended December 31, 2020 to 44.3% in the three months ended December 31, 2021 due mainly as a result of Shopify Payments representing a larger percentage of total revenue.
Gross Profit
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
Gross profit	$692,659	$504,388	37.3%
Percentage of total revenues	50.2%	51.6%
Gross profit increased $188.3 million, or 37.3%, for the three months ended December 31, 2021 compared to the same period in 2020. As a percentage of total revenues, gross profit decreased from 51.6% in the three months ended December 31, 2020 to 50.2% in the three months ended December 31, 2021, principally due to Shopify Payments representing a larger percentage of total revenues. This was partly offset by an increase in higher margin revenue streams, such as referral fees and non-cash consideration received for services rendered as part of strategic partnerships.

Operating Expenses
Sales and Marketing
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
Sales and marketing	$275,475	$154,728	78.0%
Percentage of total revenues	20.0%	15.8%
Sales and marketing expenses increased $120.7 million, or 78.0%, for the three months ended December 31, 2021 compared to the same period in 2020, due to an increase of $73.9 million spent on marketing programs to support the growth of our business, such as advertisements on search engines, payments to partners, and display ads. The increase in sales and marketing expenses also includes an increase of $41.7 million in employee-related costs ($3.7 million of which related to stock-based compensation and related payroll taxes) and an increase of $5.2 million in computer hardware and software costs increased , largely due to the growth in sales and marketing headcount in the three months ended December 31, 2021 compared to the same period in 2020.
Research and Development
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
Research and development	$273,912	$159,077	72.2%
Percentage of total revenues	19.8%	16.3%
Research and development expenses increased $114.8 million, or 72.2%, for the three months ended December 31, 2021 compared to the same period in 2020, due to an increase of $104.4 million in employee-related costs ($20.7 million of which related to stock-based compensation and related payroll taxes) and a $10.0 million increase in computer hardware and software costs, all as a result of the growth in our employee base and expanded development programs.
General and Administrative
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
General and administrative	$101,054	$65,395	54.5%
Percentage of total revenues	7.3%	6.7%
General and administrative expenses increased $35.7 million, or 54.5%, for the three months ended December 31, 2021 compared to the same period in 2020, due largely to an increase of $23.5 million in employee-related costs ($2.3 million of which related to stock-based compensation and related payroll taxes). General and administrative expenses also increased due to a $6.5 million increase in finance costs, which includes indirect taxes, general bad debt expense related to expected credit losses, and depreciation on computers. The increase was also driven by a $3.0 million increase in computer hardware and software costs, and a $2.6 million increase in professional services for legal and financial services.
Transaction and Loan Losses
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
Transaction and loan losses	$27,814	$12,647	119.9%
Percentage of total revenues	2.0%	1.3%

Transaction and loan losses increased $15.2 million, or 119.9%, for the three months ended December 31, 2021 compared to the same period in 2020, due to an increase in losses related to Shopify Capital of $8.8 million driven by an expansion of our Capital offerings and programs as well as an increase in current expected losses related to Shopify Capital relative to the same period in 2020. The increase is also due to an increase of $6.4 million in losses related to Shopify Payments and Shop Pay Installments, as a result of an increase in realized losses in the period and increased GMV processed through Shopify Payments and Shop Pay Installments, offset by a decrease in the current expected loss rate related to Shopify Payments relative to the same period in 2020.
Other Expenses, net
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
Other expenses, net	$(503,123)	$(2,788)	*
*	Not a meaningful comparison
In the three months ended December 31, 2021 we had other expenses of $503.1 million, compared to other expenses of $2.8 million in the same period in 2020. The increase in expense was driven by a net unrealized loss on equity and other investments of $509.7 million. The unrealized loss is mainly related to our investments in Affirm and Global-E due to the change in their share prices from September 30, 2021 to December 31, 2021. These unrealized losses were offset slightly by a reduction in interest expense of $7.0 million related to the Notes due to the adoption of ASU 2020-06 in the period, a change in the foreign exchange loss of $0.1 million in the three months ended December 31, 2020 to a foreign exchange gain of $2.6 million in the three months ended December 31, 2021, resulting in an increase of $2.7 million, and an increase in interest income of $1.7 million due to interest from our investment in convertible notes of a private company.
Recovery of Income Taxes
	Three months ended December 31,		2021 vs. 2020 % Change
	2021	2020
	(in thousands, except percentages)
Recovery of income taxes	$117,408	$14,119	*
*	Not a meaningful comparison
As a result of the application of our tax rates to the results of ongoing operations, other discrete items primarily related to share-based compensation, unrealized losses on equity and other investments, change in valuation allowance related to deferred tax assets in the United States, we have a recovery of income taxes of $117.4 million in the three months ended December 31, 2021. This compares to a recovery of income taxes of $14.1 million in the same period in 2020 as a result of the application of our effective tax rate on the results of ongoing operations, other discrete items, primarily due to tax benefits for share-based compensation, unrealized gains on equity and other investments, our ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in the United States, Ireland and Singapore.

Summary of Quarterly Results
The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2021. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.
	Three months ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020
	(in thousands, except per share data)
Revenues:
Subscription solutions	$351,208	$336,208	$334,237	$320,681	$279,440	$245,274	$196,434	$187,609
Merchant solutions	1,028,816	787,532	785,208	667,966	698,304	522,131	517,907	282,392
	1,380,024	1,123,740	1,119,445	988,647	977,744	767,405	714,341	470,001
Cost of revenues:(1)(2)
Subscription solutions	75,587	67,355	63,027	58,382	59,250	52,170	44,400	37,712
Merchant solutions	611,778	447,476	435,558	371,549	414,106	310,087	294,907	175,339
	687,365	514,831	498,585	429,931	473,356	362,257	339,307	213,051
Gross profit	692,659	608,909	620,860	558,716	504,388	405,148	375,034	256,950
Operating expenses:
Sales and marketing(1)(2)	275,475	237,949	201,910	186,223	154,728	147,608	144,850	154,862
Research and development(1)(2)	273,912	221,028	183,557	175,886	159,077	143,427	133,227	116,396
General and administrative(1)	101,054	128,722	77,966	67,102	65,395	51,799	83,307	44,842
Transaction and loan losses	27,814	25,311	17,986	10,606	12,647	11,753	13,366	14,083
Total operating expenses	678,255	613,010	481,419	439,817	391,847	354,587	374,750	330,183
Income (loss) from operations	14,404	(4,101)	139,441	118,899	112,541	50,561	284	(73,233)
Other (expenses) income, net	(503,123)	1,344,553	779,874	1,250,645	(2,788)	135,806	4,084	13,109
(Loss) income before income taxes	(488,719)	1,340,452	919,315	1,369,544	109,753	186,367	4,368	(60,124)
Recovery of (provision for) income taxes	117,408	(192,020)	(40,222)	(111,099)	14,119	4,701	31,630	28,695
Net (loss) income	$(371,311)	$1,148,432	$879,093	$1,258,445	$123,872	$191,068	$35,998	$(31,429)
Net (loss) income per share attributable to shareholders:
Basic	$(2.95)	$9.18	$7.06	$10.21	$1.01	$1.59	$0.30	$(0.27)
Diluted	$(2.95)	$9.00	$6.90	$9.94	$0.99	$1.54	$0.29	$(0.27)
(1)	Includes stock-based compensation expense and related payroll taxes as follows:
	Three months ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020
	(in thousands)
Cost of revenues	$1,995	$1,987	$1,809	$1,851	$1,705	$2,914	$1,529	$1,324
Sales and marketing	13,735	11,673	10,990	10,885	10,044	11,481	12,431	12,434
Research and development	74,932	63,840	55,988	56,027	54,262	47,741	49,825	36,421
General and administrative	18,735	30,638	23,759	18,205	16,480	13,266	12,682	9,767
	$109,397	$108,138	$92,546	$86,968	$82,491	$75,402	$76,467	$59,946

(2)	Includes amortization of acquired intangibles as follows:
	Three months ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020
	(in thousands)
Cost of revenues	$5,960	$5,536	$4,372	$4,531	$4,532	$4,531	$4,856	$5,569
Sales and marketing	386	386	386	386	384	388	388	388
Research and development	32	58	58	58	59	58	58	58
	$6,378	$5,980	$4,816	$4,975	$4,975	$4,977	$5,302	$6,015
The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2021.
	Three months ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020
Revenues:
Subscription solutions	25.4%	29.9%	29.9%	32.4%	28.6%	32.0%	27.5%	39.9%
Merchant solutions	74.6%	70.1%	70.1%	67.6%	71.4%	68.0%	72.5%	60.1%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	5.5%	6.0%	5.6%	5.9%	6.1%	6.8%	6.2%	8.0%
Merchant solutions	44.3%	39.8%	38.9%	37.6%	42.4%	40.4%	41.3%	37.3%
	49.8%	45.8%	44.5%	43.4%	48.5%	47.2%	47.5%	45.3%
Gross profit	50.2%	54.2%	55.5%	56.5%	51.6%	52.8%	52.5%	54.7%
Operating expenses:
Sales and marketing	20.0%	21.2%	18.0%	18.8%	15.8%	19.2%	20.3%	32.9%
Research and development	19.8%	19.7%	16.4%	17.8%	16.3%	18.7%	18.7%	24.8%
General and administrative	7.3%	11.5%	7.0%	6.8%	6.7%	6.7%	11.7%	9.5%
Transaction and loan losses	2.0%	2.3%	1.6%	1.1%	1.3%	1.5%	1.9%	3.0%
Total operating expenses	49.1%	54.6%	43.0%	44.5%	40.1%	46.2%	52.5%	70.2%
Income (loss) from operations	1.0%	(0.4)%	12.5%	12.0%	11.5%	6.6%	0.0%	(15.6)%
Other (expenses) income, net	(36.5)%	119.6%	69.7%	126.5%	(0.3)%	17.7%	0.6%	2.8%
(Loss) income before income taxes	(35.4)%	119.3%	82.1%	138.5%	11.2%	24.3%	0.6%	(12.8)%
Recovery of (provision for) income taxes	8.5%	(17.1)%	(3.6)%	(11.2)%	1.4%	0.6%	4.4%	6.1%
Net (loss) income	(26.9)%	102.2%	78.5%	127.3%	12.7%	24.9%	5.0%	(6.7)%
We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants’ GMV. Our merchants’ GMV typically increases during the fourth-quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. Due to the ongoing effect of the COVID-19 pandemic, which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid growth in merchant solutions revenue in our most recent quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.
Quarterly Revenue and Gross Margin Trends
Historically, revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth-quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. However, due to the ongoing effect of the COVID-19 pandemic which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid increase in merchant solutions revenue in recent quarters that do not replicate historical patterns. As a result, and in combination with strong subscription solutions growth, total revenues in the first quarter of 2021 exceeded total revenues from the fourth quarter of 2020. Due to the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.
Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.
Quarterly Operating Expenses Trends
Total operating expenses have increased sequentially for each period presented, with the exception of the third quarter of 2020 when quarter over quarter expenses decreased as a result of the impairment charges and accelerated depreciation on certain office space recognized in the second quarter of 2020. The company took additional impairment in the third quarter of 2021, which caused an increase in general and administrative spend relative to revenue in that quarter. Total operating expenses have increased primarily due to the addition of personnel in connection with the expansion of our business, additional marketing initiatives to attract potential merchants as well as additional operating expenses associated with the acquisition of 6RS.
Quarterly Other Income (Expenses) Trends
Historically, there have been no consistent trends associated with other income (expenses) as changes are impacted by fluctuations in the fair value of our equity investments in public companies with readily determinable fair values, observable changes or impairments associated with our equity investments in private companies without readily determinable fair values, changes in the fair value of our investment in convertible notes of a private company, foreign exchange rates, and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.
Key Balance Sheet Information
	December 31, 2021	December 31, 2020
	(in thousands)
Cash, cash equivalents and marketable securities	$7,768,093	$6,387,967
Total assets	13,340,172	7,762,905
Total liabilities	2,206,831	1,362,182
Total non-current liabilities	1,504,098	923,850
Total assets increased $5,577.3 million as at December 31, 2021 compared to December 31, 2020, principally due to a $3,782.1 million increase in equity and other investments due mainly to unrealized gains on our investments in Affirm and Global-E received in conjunction with strategic partnerships, a $1,380.1 million increase in cash, cash equivalents and marketable securities driven largely by our February 2021 public equity offering, partly offset by $650.2 million used to purchase equity and other investments, a $226.0 million increase in merchant cash advances, loans and related receivables largely due to an expansion of our Capital offerings and programs, a $77.0 million increase in right-of-use assets, a $71.5 million increase in trade and other receivables, a $44.7 million increase in goodwill due to business acquisitions during the year, largely due to the acquisition of Donde Fashion Inc. (“Donde”), a $35.0 million increase in other current assets, a $13.4 million increase in property and equipment due mainly to purchases of leasehold improvements and computer hardware, offset by depreciation in the period, and a $2.8 million increase in intangible assets due mainly to the acquisition of Donde offset by amortization in the period, offset by a $51.0 million decrease in income taxes receivable and a $4.3 million decrease in deferred tax assets. Total liabilities increased by $844.6 million, principally as a result of a $250.9 million increase in deferred revenue mainly due to the non-cash consideration received for services rendered in conjunction with our partnership with Global-E and other private companies, a $183.4 million increase in deferred tax liabilities, a $155.9 million increase in accounts payable and accrued liabilities, an increase of $153.0 million in the carrying amount of the Notes due to the adoption of ASU 2020-06 in the period resulting in a single unit of account on the balance sheet, and a $107.6 million increase in lease liabilities, offset by a $6.2 million decrease in income taxes payable.
Liquidity and Capital Resources
To date, we have financed our operations primarily through the sale of equity securities as well as the sale of the Notes, raising approximately $7.8 billion, net of issuance costs, from investors.
In July 2021, we filed an amended and restated short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and registration statement allows Shopify to offer Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period the shelf prospectus is effective, which commenced August 6, 2020. The amendment increased the total amount Shopify can offer under the shelf prospectus and registration statement to $10 billion.
In February 2021, the Company completed a public offering in which it issued and sold 1,180,000 Class A subordinate voting shares at a public offering price of $1,315.00 per share. The Company received total net proceeds of $1,541.2 million after deducting offering fees and expenses of $10.5 million.
In September 2020, the Company completed a public offering in which it issued and sold 1,265,000 Class A subordinate voting shares at a public offering price of $900.00 per share, including 165,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,117.6 million after deducting offering fees and expenses of $20.9 million.
In September 2020, the Company also issued $920.0 million aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $908.0 million after deducting underwriting discounts and offering costs. The Notes have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The Notes bear cash interest at 0.125% per year and, if we undergo a “fundamental change” (which includes a change of control of more than 50% of our common equity or our liquidation or dissolution) prior to the maturity date of the Notes, we will, subject to limited exceptions, be required to purchase for cash all outstanding Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date.
In July 2020, due to the expiry of our previous short-term base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. This shelf prospectus and registration statement allows Shopify to offer up to $7.5 billion of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective.
In May 2020, the Company completed a public offering in which it issued and sold 2,127,500 Class A subordinate voting shares at a public offering price of $700.00 per share, including 277,500 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,460.9 million after deducting offering fees and expenses of $28.3 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2021 was $8,053.4 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, the macroeconomic conditions and overall levels of consumer spending on goods, and potential mergers, strategic investments and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities
Cash, cash equivalents, and marketable securities increased by $1,380.1 million to $7,768.1 million as at December 31, 2021 from $6,388.0 million as at December 31, 2020, primarily as a result of proceeds from the public equity offering in February 2021, cash provided by our operating activities, and proceeds from the exercise of stock options, partly offset by the purchase of equity and other investments and the acquisition of Donde and other small acquisitions.
Cash equivalents and marketable securities include money market funds, repurchase agreements, U.S. and Canadian federal bonds and corporate bonds and commercial paper, all maturing within the 12 months from December 31, 2021.
The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2021 and 2020 as well as our operating, investing and financing activities for the years ended December 31, 2021 and 2020:
	Years ended December 31,
	2021	2020
	(in thousands)
Cash, cash equivalents and marketable securities (end of year)	$7,768,093	$6,387,967
Net cash provided by (used in):
Operating activities	$504,428	$424,958
Investing activities	(2,347,790)	(1,931,848)
Financing activities	1,649,762	3,557,350
Effect of foreign exchange on cash and cash equivalents	(7,005)	3,221
Net (decrease) increase in cash and cash equivalents	(200,605)	2,053,681
Change in marketable securities	1,580,731	1,879,092
Net increase in cash, cash equivalents and marketable securities	$1,380,126	$3,932,773
Cash Flows From Operating Activities
Our largest source of operating cash is from merchant solutions. Within merchant solutions, the largest source of cash flows are Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. We also generate significant cash flows from our subscription solutions with subscription revenues being our single largest source of cash flows. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. Our primary uses of cash from operating activities are for third-party payment processing fees, advancing funds to merchants through Shopify Capital, employee-related expenditures, third-party shipping and fulfillment partners, marketing programs, and outsourced hosting costs.
For the year ended December 31, 2021, cash provided by operating activities was $504.4 million. This was primarily as a result of our net income of $2,914.7 million, which once adjusted for a net unrealized gain on equity and other investments of $2,859.8 million, $330.8 million of stock-based compensation expense, a $191.0 million increase in net deferred income taxes, $66.3 million of amortization and depreciation, $58.4 million in revenue related to non-cash consideration, a $43.8 million increase of our provision for transaction and loan losses, $30.1 million of impairment of right-of-use assets and leasehold improvements, an unrealized foreign exchange loss of $4.6 million, and a $2.3 million of amortization of debt offering costs related to the Notes offering, contributed $665.4 million of positive cash flows. Additional cash flows of $227.6 million were provided by the following changes in operating liabilities: a $309.3 million increase in deferred revenue due mainly to the non-cash consideration received in conjunction with our partnerships with Global-E and private companies, of which the initial value of the total non-cash consideration received in exchange for these services was $268.1 million; a $138.2 million increase in accounts payable and accrued liabilities, which was attributable to an increase in operational activities, a $45.3 million net change in income tax assets and liabilities, and a $2.9 million net change in lease assets and liabilities. Cash used of $388.5 million resulted from the following increases in operating assets: $266.1 million in merchant cash advances and loans as we continued to grow Shopify Capital; $72.3 million in trade and other receivables, and $50.2 million in other current assets driven primarily by an increase in deposits and prepaid expenses.

For the year ended December 31, 2020, cash provided by operating activities was $425.0 million. This was primarily as a result of our net income of $319.5 million, which once adjusted for $246.9 million of stock-based compensation expense, $135.2 million of unrealized gains in equity and other investments, $70.1 million of amortization and depreciation, a $44.8 million change in net deferred income taxes, $31.6 million of impairment of right-of-use assets and leasehold improvements, a $27.3 million increase of our provision for transaction and loan losses, a $8.8 million increase of amortization of debt discount and offering costs related to the Notes offering, a $3.8 million increase in revenue related to non-cash consideration, and an unrealized foreign exchange gain of $1.7 million, contributed $518.7 million of positive cash flows. Additional cash flows of $187.4 million were provided by the following changes in operating liabilities: a $118.6 million increase in accounts payable and accrued liabilities; a $70.0 million increase in deferred revenue; offset slightly by a $1.2 million decrease in net lease assets and liabilities. Cash used of $281.1 million resulted from the following increases in operating assets; $112.7 million in merchant cash advances and loans; a $103.1 million net change in income tax assets and liabilities, $29.1 million in trade and other receivables, $24.7 million in non-cash consideration received in exchange for services, and $11.4 million in other current assets.
Cash Flows From Investing Activities
Cash flows used in investing activities are primarily related to the purchase and sale of marketable securities, equity and other investments, the acquisition of a business, and purchases of leasehold improvements and computer equipment.
Net cash used in investing activities in the year ended December 31, 2021 was $2,347.8 million, which was driven by net purchases of $1,587.1 million in marketable securities, $650.2 million used to purchase equity and other investments, $59.6 million used for the Donde business acquisition and other acquisitions, and $50.8 million used to purchase property and equipment, which consisted mainly of leasehold improvements to accommodate our future needs at our remaining office locations and computer equipment.
Net cash used in investing activities in the year ended December 31, 2020 was $1,931.8 million, which was driven by net purchases of $1,878.8 million in marketable securities, $41.7 million used to purchase property and equipment, $11.1 million used to purchase equity and other investments, and $0.3 million used for purchasing and developing software.
Cash Flows From Financing Activities
Cash flows from financing activities are primarily related to public offerings, the issuance of the Notes, and exercises of stock options.
Net cash provided by financing activities in the year ended December 31, 2021 was $1,649.8 million driven by $1,541.2 million raised in our February 2021 public equity offering, and $108.6 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $3,557.4 million for the same period in 2020, driven by the $1,460.9 million raised in our May 2020 public equity offering, $1,117.6 million raised in our September 2020 public equity offering, $908.0 million in proceeds from the issuance of Notes in September 2020, and by $70.8 million which related to stock option exercises.

Contractual Obligations
Our principal commitments consist of our Notes and obligations under our operating leases for office and commercial space. The following table summarizes our contractual obligations as of December 31, 2021:
	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Convertible senior notes(1)	$1,150	$2,300	$921,150	$—	$924,600
Bank indebtedness	—	—	—	—	—
Operating lease and unconditional purchase obligations(2)	125,935	175,562	114,394	366,329	782,220
Total contractual obligations	$127,085	$177,862	$1,035,544	$366,329	$1,706,820
(1)	$920,000 of the payments due in three to five years may be settled in Class A subordinate voting shares instead of cash, at our option.
(2)	Consists of payment obligations under our office, warehouse and commercial space leases as well as other unconditional purchase obligations.
Litigation and Loss Contingencies
On December 1, 2021, five publishers of educational materials and two of their respective parent companies (the Plaintiffs) filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The Plaintiffs allege that certain merchants who use the Company’s platform and services are engaged in the sale of pirated digital textbooks in violation of the Plaintiffs’ rights, and that the Company has not taken legally adequate steps to curb this alleged infringement. The Plaintiffs seek statutory damages for the alleged copyright infringement. The case is in its early stages and the Company is unable to predict the ultimate resolution of the matter, including the likelihood or magnitude of a possible eventual loss, if any, at this time. The Company has filed its answer to the Plaintiffs’ complaint on January 28, 2022 and intends to defend the case.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations and contingencies (which have been disclosed above under “Contractual Obligations and Litigation and Loss Contingencies”).
Risks and Uncertainties
We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in the fair values of our equity and other investments, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.
We are also exposed to other uncertainties as the COVID-19 pandemic continues to evolve. For further discussion of these risks and uncertainties see “Risk Factors” in our annual information form.
Foreign Currency Exchange Risk
While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. As our operations continue to expand internationally, we may observe additional risk in other foreign currencies, including the GBP and EUR, as a result of offering local currency billing options and additional operating expenses. Foreign currency forward contracts are used to hedge against the earning effects of foreign currency fluctuations.

Effect of Foreign Exchange Rates
The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and income from operations using the comparative period’s monthly average exchange rates:
	Years ended December 31,
	2021			2020
	GAAP Amounts As Reported	Exchange Rate Effect(1)	At Prior Year Effective Rates(2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$4,611,856	$(6,788)	$4,605,068	$2,929,491
Cost of revenues	(2,130,712)	6,807	(2,123,905)	(1,387,971)
Operating expenses	(2,212,501)	17,573	(2,194,928)	(1,451,367)
Income from operations	$268,643	$17,592	$286,235	$90,153
(1)	Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period’s effective CAD-USD foreign exchange rates.
(2)	Represents the outcome that would have resulted if the comparative period’s effective CAD-USD foreign exchange rates are applied to the current reporting period.
This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. The effect of period to period operating results associated with fluctuations in the GBP to USD exchange rate did not have a material impact on our results. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.
Fair Value Measurements of our Equity and Other Investments
Our equity and other investments are subject to risk due to fluctuations in the fair value of our equity investments in public companies with readily determinable fair values, observable changes or impairments associated with our equity investments in private companies without readily determinable fair values and changes in the fair value of our investment in convertible notes of a private company. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.
Interest Rate Sensitivity
We had cash, cash equivalents and marketable securities in our cash management program totaling $7,768.1 million as of December 31, 2021. The cash and cash equivalents are held for operations and working capital purposes. Our investments within cash, cash equivalents and marketable securities are made for capital preservation purposes. We do not enter into these types of investments for trading or speculative purposes.
Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as “held to maturity,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.
In July 2021, we invested $200.0 million in a private company through the purchase of convertible notes. This investment is classified as an available-for-sale debt security, for which we have elected to account for under the fair value option. The investment is carried at fair value at each balance sheet date and any movements in the fair value are recognized in net income. The fair value is determined based on a binomial pricing model in which the underlying entity’s valuation and interest rates impact the market value of the investment.

In September 2020, we issued $920.0 million aggregate principal amount of Notes. The Notes have a fixed annual interest rate of 0.125%; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair market value of the Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the Notes will generally fluctuate as the price of our Class A subordinate voting shares fluctuates. On our balance sheet, we carry the Notes at face value less debt offering costs, plus any amortization of offering costs, and we present the fair value for required disclosure purposes only.
Concentration of Credit Risk
The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, equity and other investments, debt securities and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada (EDC), a wholly-owned corporation of the Government of Canada, who is AAA rated as at December 31, 2021. The Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the consolidated statements of operations and comprehensive income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer’s maximum liability under the policies, the majority of the Company’s gross outstanding balance of merchant cash advances and loans as at December 31, 2021 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. The Company mitigates the risks associated with its equity and other investments and debt securities through its diligence process performed prior to investing. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential ongoing effects from the novel coronavirus (COVID-19) on the Company’s credit risk have been considered and have resulted in adjustments to the Company’s allowances for expected credit losses on contract balances and merchant cash advances and loans. The Company continues its assessment given the fluidity of COVID-19’s global impact.
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting
All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.
Disclosure Controls and Procedures
Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021.
Management’s Annual Report on Internal Control Over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.
We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2021. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2021.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2021.
Changes in Internal Control Over Financial Reporting
During the year ended December 31, 2021, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as significant accounting policies and estimates, which we discuss below and in further detail in Note 3 - Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2021.
Revenue Recognition
Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our hosting platform at any time and are therefore accounted for as service contracts. Our subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

The Company recognizes revenue to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•	Identify the contract with a customer;
•	Identify the performance obligations in the contract;
•	Determine the transaction price;
•	Allocate the transaction price; and
•	Recognize revenue when, or as, the Company satisfies a performance obligation.
The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Company recognizes revenue from Shopify Shipping, the sales of apps, the sale of themes, card services from Shopify Balance and Shop Pay Installments on a net basis as the Company is not primarily responsible for the fulfillment of the promised service, does not have control of the promised service, and does not have full discretion in establishing prices for the promised service and therefore is the agent in the arrangement with customers. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the respective arrangements. In the fourth quarter of 2021, the Company commenced recognizing revenue for the sale of themes on a net basis (as an agent) as a result of revised contract terms with its theme partners.
Inputs used to Fair Value Equity and Other Investments in Private Companies and Debt Securities
In connection with certain revenue contracts with customers, the Company, from time to time, receives non-cash consideration in the form of equity investments in the customer as a component of the transaction price. When the transaction price includes non-cash consideration, the non-cash consideration is measured as the fair value at the inception of the contract, and any changes in fair value of the equity investments after contract inception are excluded from revenue, and classified as “other income, net” in the consolidated statement of operations and comprehensive income. The estimated fair value of such consideration is determined using multiple valuation techniques, including the income approach and the market approach.
Loss Contingencies
The Company records accruals for loss contingencies when losses are probable and reasonably estimable. The Company evaluates developments in legal matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. The Company may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.
Shares Outstanding
Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of February 10, 2022 there were 114,008,070 Class A subordinate voting shares issued and outstanding, and 11,943,661 Class B multiple voting shares issued and outstanding.
As of February 10, 2022 there were 222,886 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 221,636 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of February 10, 2022 there were 848,912 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 517,570 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of February 10, 2022 there were 28,340 options outstanding under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of 6RS on October 17, 2019. Of these options, 18,097 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share.
As of February 10, 2022 there were 833,300 Restricted Share Units (“RSUs”) and 933 Deferred Share Units (“DSUs”) outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.